SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February 2005	Commission File Number: 1-31402

CAE INC.

(Name of Registrant)

Royal Bank Plaza
Suite 3060
Toronto, Ontario
Canada M5J 2J1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                    Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                    No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: February 14, 2005	By:	/s/ Hartland J. Paterson
		Name:	Hartland J. Paterson
		Title:	Vice President Legal, General Counsel & Corporate Secretary

Interim Financial Report for the nine months ended December 31, 2004

THIRD QUARTER REPORT

01	Report to Shareholders
03	Management’s Discussion and Analysis
	03	Cautionary Statements Regarding Forward-Looking Information
	03	Business Risks and Uncertainties
	03	Non-GAAP Financial Measures
	04	Overall Performance
	08	Selected Quarterly Financial Information (Unaudited)
	09	Segmented Results
	12	Significant Changes in Accounting Standards
	12	Future Changes in Accounting Standards
	13	Acquisitions, Business Combinations and Divestitures
	13	Liquidity
	14	Capital Resources
	14	Off-Balance Sheet Arrangements
	15	Financial Instruments
	15	Disclosure of Outstanding Share Data
	15	Systems, Procedures and Controls
17	Consolidated Balance Sheets
18	Consolidated Statements of Earnings
18	Consolidated Statements of Retained Earnings
19	Consolidated Statements of Cash Flow
20	Notes to Consolidated Financial Statements
	20	Note 1: Significant Accounting Policies
	22	Note 2: Business Acquisitions and Combinations
	23	Note 3: Discontinued Operations
	24	Note 4: Impairment of goodwill, tangible and intangible assets
	25	Note 5: Capital Stock
	25	Note 6: Long-Term Debt
	26	Note 7: Letters of Credit and Guarantees
	26	Note 8: Employee Future Benefits
	27	Note 9: Supplementary Information
	27	Note 10: Restructuring Costs
	27	Note 11: Operating Segments and Geographic Information
	29	Note 12: Subsequent Event

REPORT TO SHAREHOLDERS

THIRD-QUARTER RESULTS

CAE reported financial results for the third quarter ended December 31, 2004, and announced a comprehensive restructuring plan aimed at restoring the Company’s profitability, cash flow and return on investment.

     CAE recorded a net loss for the quarter of $347.0 million, or $1.40 per share. This includes a non-cash charge of $443.3 million ($354.5 million net after-tax) for impairment in the value of goodwill, intangible and tangible assets. Excluding this charge, earnings from continuing operations for the third quarter were $8.8 million (or $0.04 per share) compared to $14.5 million (or $0.05 per share) last year. It should be noted that restructuring costs of approximately $3.8 million pre-tax ($0.01 per share) have already been charged to operating earnings in the third quarter. During the fourth quarter ending March 31, 2005, the Company will record a $30-million charge for workforce reduction and related expenses. An additional restructuring cost in the range of $25 to $35 million will be incurred over the course of fiscal year 2006. The third-quarter financial results do not include the estimated after-tax gain of $110 million from the sale of the Marine Controls unit, which will be recorded in the quarter ending March 31, 2005. All financial information is in Canadian dollars.

New Business Plan

Immediately following his arrival as President and Chief Executive Officer last August, Mr. Robert E. Brown initiated an extensive six-month strategic review of CAE’s markets, customers and other external stakeholders as well as its internal resources and capabilities. Following this review, the Company has reconfirmed its strategic direction. In doing so, it has adopted a plan that will protect its technological leadership while at the same time fostering synergies between its various operating units and implementing sound business practices. The plan maintains a Civil Training Group and a Military Group, both of which will be devoted to training, simulation, modelling and sales for their specific markets. A new Simulation Products Group will consolidate all manufacturing activities and include engineering, program management and global procurement. These functions had previously existed in the other two groups, resulting in duplication. The reorganization, which will be effective April 1, 2005, is expected to result in significant savings to the Company and will position it well to face new market realities.

     “Our plan will change the way we do business,” said CAE President and Chief Executive Officer Robert E. Brown. “CAE has sound fundamentals: talented people, remarkable technical expertise and quality products. Based on these core strengths, we have put in place a new structure that will encourage a sharing of expertise between units and make us a more efficient operation. In addition, it will clarify responsibilities and accountability and improve our competitive position in the marketplace.

     “Our team has the expertise and experience to make our new structure work,” Mr. Brown added. “The Civil Training Group will continue to be led by Jeff Roberts while the Military Group will remain under the leadership of Don Campbell. Marc Parent, who joined us last week and who has 20 years’ experience in aerospace, will be the Group President of the new Simulation Products Group. All three will have full accountability and P&L responsibility.

     “In line with our commitment to be more transparent in both our financial and operational information, we will, in the next fiscal year, start providing a full segmentation of CAE’s equipment and training performance, enabling stakeholders to properly assess the condition and prospects of all of our businesses.

     “Effective today, we are also announcing the appointment of Mr. Alain Raquepas, C.A., LL.B., as Chief Financial Officer. After conducting an extensive internal and external search for a new CFO, we came to realize that the most qualified person for the job was already within our midst. Alain’s knowledge of CAE and the industry in general are considerable. He had previously served as Vice-President, Finance, of our military business and has been acting CFO for the past four months. In that capacity, he has done an excellent job and has guided us through this entire restructuring process. We offer our congratulations to Alain and wish him all the best in his new role.”

Other Organizational Changes and Restructuring

This has been a challenging time, requiring difficult decisions,” said Mr. Brown. “To eliminate duplication and to achieve a more competitive cost structure, we will be reducing our headcount by some 450 people. I feel deep regret at the hardship that I know this will cause the employees who will be leaving, as well as their families, but this is a measure we must take to assure the long-term stability of the company.”

     The Civil Training Group will consolidate training centres where duplication exists and reallocate a number of simulators to maximize yield. The Company will also be implementing an enterprise resource planning system — a business management system that integrates all facets of the business, including planning, manufacturing, sales, and marketing — in order to improve accountability and information flow. In addition, CAE’s compensation structure will be reoriented, effective April 1, 2005, with a specific emphasis on building shareholder value.

Balance Sheet

CAE has determined that it is necessary to record a pre-tax write-down of assets of $443.3 million. Of this amount, $205.2 million represents a reduction in goodwill following CAE’s annual goodwill impairment test, which is conducted every year as at December 31. Due to the strengthening of the Canadian dollar and continuing negative market conditions in civil aviation, more tests were conducted. These resulted in an additional write-down of $238.1 million: of this, $107.1 million is a reduction of identifiable intangible assets (primarily related to training acquisitions), and $131.0 million is a reduction for non-performing simulators and other assets including deferred research and development costs.

     CAE is recording a deferred tax benefit of $88.8 million related to this impairment, which results in a net after-tax charge to income in the third quarter of $354.5 million, or $1.43 per share. These non-cash adjustments have no impact on previously reported revenues or operating income and will not result in any future cash expenditures.

     The valuation principles used by the Company for the goodwill impairment test were consistent with those of prior years. The increased clarity of current and expected weak market conditions — including the continued lack of profitability of the civil aviation market, a decline in demand for 30-to-50 seat passenger regional jets, and the higher Canadian dollar — triggered changes in assumptions that led CAE to lower estimates of the future cash flows expected from its investments in its civil business. The reduction in carrying value of intangible and tangible assets will result in a decrease in the amortization charge of approximately $14.0 million on an annualized basis, commencing in the fourth quarter of fiscal 2005.

     “The recent sale of our Marine Controls division and the impairment charge will strengthen our balance sheet,” said Mr. Brown. “The full benefit of the sale of Marine Controls will be recorded in the fourth quarter of this fiscal year.

     “Management and the Board realize that a write-down of the magnitude announced represents a substantial reduction in the retained earnings of the company. However, the charge is non-cash, and as such, does not have a consequential impact on our debt covenants. CAE has obtained an amendment to certain financial covenants from its banking syndicate and senior note holders to allow for a write-down of this nature not to constitute an event of default.

CAE THIRD-QUARTER REPORT 2005	REPORT TO SHAREHOLDERS	1

     “The measures announced today as well as the recently announced sale of the Marine Controls business unit underscore our priorities of strengthening the balance sheet and generating positive free cash flow. Consistent with these priorities and after serious consideration, the Board has made the decision to reduce the dividend to $0.04 per share on an annualized basis, which more appropriately reflects the funding requirements of a capital-intensive business. This more conservative dividend will make available to the Company approximately $20 million in additional cash annually. We also intend to take a much more disciplined approach to new capital expenditures in the future, recognizing that the majority of our capital expenditure for the 2006 fiscal year has already been committed.”

     Mr. Brown concluded, “The next twelve months are going to be challenging. Much of the immediate savings from the actions being announced today are offset by low-margin contracts in our civil equipment backlog, reflecting the new market reality in civil aviation, and a stronger Canadian dollar. This reorganization process is intended to fundamentally change the way we do business, and should ensure that the company’s financial position is strengthened by the end of the next fiscal year. Most of the major benefits of our plan will be realized in the medium to long-term.”

Directors

With deepest regret, CAE recognizes the passing of R. Fraser Elliott, C.M., Q.C., and acknowledges his exceptional leadership and contributions as a former Chairman of the Board and as a Director of CAE for more than 50 years.

     Two new members have joined CAE’s Board of Directors: Brian Barents, former CEO of both Learjet and Galaxy Aerospace, and former Chairman of the General Aviation Manufacturers Association; and Paul Gagné, former CEO of Avenor.

Discontinued Operations

On February 4, 2005, CAE announced that it had completed the major portion of the sale of its Marine Controls unit to L-3 Communications, for a payment of C$245 (US$200) million in cash. The remaining elements of the sale, including L-3’s assumption of C$52 (£23) million of project finance debt, are expected to close in the coming months, upon receipt of final approvals. CAE will record an estimated after-tax gain of $110 million in its quarter ending March 31, 2005. Therefore, the financial results of Marine Controls continue to be reported as Discontinued Operations, and the gain on sale is not reflected in the third-quarter financial statements.

Operating Results

Consolidated revenue from continuing operations for the third quarter increased 1.0% to $257.5 million from the $255.2 million generated in the prior year. Civil’s revenue increased by 14.0% as a result of higher average revenue per simulator in the training centre network, while Military’s revenue decreased by 9.4% due to a lower level of activity during the quarter.

     Earnings Before Interest and Taxes (“EBIT”) from continuing operations, before the impairment charge of $443.3 million, decreased 26.4% to $17.3 million from the $23.5 million generated in the prior year. The decrease from the prior year is due to lower earnings in both Civil and Military. CS&T’s overall operating margin was 4.7%. In MS&T, the operating margin was 8.7%, the same level as last year, but down from 12.3% last quarter.

     The net loss for the third quarter was $347.0 million, or $1.40 per share. This includes a non-cash charge of $443.3 million ($354.5 million net after-tax) for impairment in the value of goodwill, intangible and tangible assets. Excluding this charge, earnings from continuing operations for the third quarter were $8.8 million (or $0.04 per share) compared to $14.5 million (or $0.05 per share) last year. Also excluding the impairment charge, net earnings were $7.5 million, or $0.03 per share compared to earnings of $21.4 million (or $0.09 per share), last year. A restructuring cost of approximately $3.8 million ($0.01 per share) associated with the Company’s restructuring exercise occurred during the third quarter.

     Year-to-date, revenue from continuing operations increased by 6.8% to $723.5 million, despite a cumulative negative foreign exchange impact of approximately $15.1 million. The increase is attributable primarily to the CS&T business. Cumulative EBIT from CAE’s continuing operations, excluding the asset impairment charge, increased to $71.0 million from $63.3 million last year, with Civil’s EBIT up by 35.3% and Military’s EBIT down by 5.3%. Year-to-date EBIT in both business segments was affected positively by the first-quarter recognition of investment tax credits (ITC) totalling $14.2 million and negatively by adverse foreign exchange impacts on operating earnings totalling approximately $2.6 million. Year-to-date EBIT margins in the CS&T were 9.5%.

     The year-to-date net loss was $308.7 million, or $1.25 per share. Excluding the impact of the impairment write-down, net earnings for the nine months were $45.8 million, or $0.19 per share, compared to net earnings of $49.7 million, or $0.22 per share, in the same period last year.

     The free cash flow position from continuing operations for the quarter and year-to-date improved by $124.2 million and $58.6 million, respectively, compared to the prior year, as a result of positive variances in non-cash working capital offset by an increase in capital expenditures, which amounted to $103.5 million year-to-date compared to $61.0 million in the prior year. The majority of the latter expenditure was for the expansion of the Civil training network. CAE defines free cash flow as net cash provided by continuing operating activities less capital expenditures and dividends paid, plus proceeds from sales and leaseback.

     At December 31, 2004, CAE’s balance sheet included cash and cash equivalents of $63.2 million. CAE’s net debt, defined as long-term debt less cash and cash equivalents, was $549.6 million as at December 31, 2004. Total shareholders’ equity at December 31, 2004 of $555.3 million reflects the impairment charge but excludes the gain on the sale of Marine, which will be included in the fourth-quarter financial results.

     CAE’s consolidated backlog from continuing operations at December 31, 2004 was $2.5 billion, compared to $2.2 billion last year.

Outlook

CAE foresees a slow improvement in the civil aviation market and is preparing itself to meet the growing needs of this market. At the same time, CAE will aim at increasing revenue per simulator in its training centres around the world and at containing fixed costs. The Company also sees good opportunities in the military market, driven in large part by military and Homeland Security opportunities in the USA and elsewhere. In that context, CAE has outlined a number of objectives. It intends to sustain double digit margins in its Military business unit and to substantially reduce its manufacturing costs for simulators sold by both civil and military units.

     CAE has a well diversified, high-quality product portfolio and intends to end the year with a restructured and solid earnings base that can lead to meaningful earnings growth over the medium and long term.

     This report includes forward-looking statements that are based on certain assumptions and reflects CAE’s current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE’s materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

2	CAE THIRD-QUARTER REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 10, 2005
Nine months ending December 31, 2004

For purposes of this discussion, “CAE” or the “Company” refers to CAE Inc. and its subsidiaries.

     This Management’s Discussion and Analysis (“MD&A”) contains commentary from CAE management regarding strategy, operating results, and financial condition. Management is responsible for the MD&A’s accuracy, integrity and objectivity, and has developed, maintains and supports the necessary systems and controls to provide reasonable assurance as to the comments contained therein.

     CAE’s common shares are listed on the Toronto and New York stock exchanges. Except as otherwise indicated, all financial information related herein is determined in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar amounts referred to herein are Canadian dollars, unless otherwise specified.

     This MD&A for the third quarter of fiscal 2005, current as of February 10, 2005, focuses on CAE’s core businesses: Civil Simulation and Training (“Civil”) and Military Simulation and Training (“Military”). The MD&A, which includes a review of the operations of each business segment and the financial condition of CAE, is intended to help in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the unaudited financial statements contained on pages 17 to 29, as well as with the MD&A and the Audited Consolidated Financial Statements and Notes included in CAE’s annual report for the year ended March 31, 2004. Additional information relating to the Company, including its Annual Information Form (“AIF”), is available on-line at www.sedar.com as well as at the Company’s website at www.cae.com.

     Unless otherwise indicated in this MD&A, the Company’s outlooks, business profile and strategy, as well as the accounting policies and estimates provided in CAE’s annual MD&A (included in the Company’s annual report for the year ended March 31, 2004) remain unchanged, with the exception of the impairment of goodwill, intangible and tangible assets described herein and the divestiture of CAE’s Marine Controls (“Marine”) business unit. For accounting purposes, Marine has been considered a discontinued operation since the second quarter of fiscal 2005. (For a detailed discussion of the company’s discontinued operations, see the “Acquisitions, Business Combinations and Divestitures” section of this MD&A).

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions which CAE considered reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may ultimately prove to be incorrect.

BUSINESS RISKS AND UNCERTAINTIES

As described in the “Business Risk and Uncertainties” section included in CAE’s annual report for the year ended March 31, 2004, numerous factors could cause the Company’s results to differ materially from those in the forward-looking statements, including, among other factors: the purchase and timing of delivery of new aircraft by and to civil and military customers; reduced defence spending by governments; rising costs, especially in connection with fixed-price contracts; the effectiveness of the Company’s research and development program, and CAE’s ability to develop new products and features in a timely manner; a lack of success in bidding for competed contracts; changes in regulatory requirements; difficulties in executing business strategy; foreign currency fluctuations; and general political, economic and financial conditions in the markets in which CAE operates.

NON-GAAP FINANCIAL MEASURES

This MD&A provides comments on non-GAAP financial measures. Readers should be cautioned that this information should not be confused with or used as an alternate for performance determined in accordance with GAAP. CAE believes that these measures have useful supplemental information as they provide an indication of performance in substitute for measures of performance prepared in accordance with GAAP. However, these financial measures have no standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

     Foreign exchange (current financial information restated at the rates in use for the same period a year ago) is presented on a consistent basis from period to period. CAE considers foreign exchange exclusion to be useful supplemental information as it provides an indication of performance comparable to a year ago excluding currency fluctuation.

     Free cash flow (net cash provided by continuing operating activities less capital expenditures and dividends paid, plus proceeds from sales and leaseback). CAE considers free cash flow to be an indicator of the financial strength and liquidity of its business as it shows how much cash is available to repay debt and to meet its ongoing obligations.

     Capital employed (accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and deferred gains and other long-term liabilities) is presented on a consistent basis from period to period. CAE considers capital employed to be an indicator of the financial health and strength of its business as it shows the value of the assets that contribute to a company’s ability to generate revenue.

CAE THIRD-QUARTER REPORT 2005	MANAGEMENT’S DISCUSSION AND ANALYSIS	3

OVERALL PERFORMANCE

HIGHLIGHTS

•	Impairment of goodwill, intangible and tangible assets, virtually all for the Civil segment results in a non-cash charge of $443.3 million before taxes ($354.5 million after taxes)

•	Divestiture of substantially all of Marine business completed as of February 3, 2005 – generating proceeds of $245.0 million and an after-tax gain of approximately $110.0 million, which will be finalized and recorded in the fourth quarter

•	Net cash provided by continuing operating activities reached $92.8 million in the third quarter

•	Consolidated revenues for the first nine months increased by 7% over last year, despite a 5 % appreciation of the Canadian dollar (over US dollar year-to-date average rate) during the same period

•	Military secured approximately $250.0 million of backlog from the German government for the first procurement contract awarded on the new NH90 platform

•	Military is continuing negotiations for the British Army’s Armoured Vehicles Training Service (“AVTS”)

•	As of February 10, 2005 CAE had been awarded 16 of 21 competed civil full-flight simulator orders

•	Board of Directors has taken the decision to reduce the dividend to $0.04 per share on an annualized basis (resulting in $20.0 million in additional cash available)

IMPAIRMENT OF GOODWILL, INTANGIBLE AND TANGIBLE ASSETS

On December 31st of every year, CAE performs its annual goodwill impairment testing using the two-step method prescribed under GAAP.

     In the first step the total fair value of each reporting unit (Civil, Military and Marine) is compared with its respective carrying amount (net book value), including goodwill, in order to identify a potential impairment. The fair values of the reporting units are estimated using primarily discounted cash flows and independent appraisals. The process of determining fair values requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

     If the fair value of a reporting unit is lower than its carrying amount, the goodwill of this reporting unit may be impaired and the reporting unit must proceed with the second step in order to quantify the amount of impairment, if any. Under the second step, the fair value of goodwill is determined in the same manner as the value of goodwill is determined when a business is acquired. If, after performing the second step, it is determined that the goodwill recorded is higher than the implied fair value of goodwill, an impairment charge is recorded in the period.

     During the third quarter of fiscal 2005, CAE’s management initiated a comprehensive review of current performance and the strategic orientation of its business units. This strategic review revealed that several factors have emerged and/or worsened over the course of the past year that severely affect the Civil business, including:

•	the appreciation of the Canadian dollar

•	the enduring adverse economic environment of the airline industry creating a new market reality, including a lower interest in pilot training outsourcing

•	the erosion of the 30-to-50 seat regional jet market

•	the escalating cost of acquiring data, parts and avionics for the manufacturing of full-flight simulators

     Most of these elements are outside the direct control of the Company and currently show no signs of abatement. These elements have caused the recalibration of some key assumptions in Civil’s strategic planning.

Appreciation of the Canadian dollar

The vast majority of Civil equipment revenues are based in US dollars while Civil’s manufacturing costs are primarily in Canadian dollars. Therefore, the recent appreciation of the Canadian dollar to over US$0.83 in 2004 (compared to US$0.72 less than a year ago, a 15% appreciation) has had a material impact on the profitability of Civil’s business. This impact on profitability is more than temporary given CAE’s current Canadian manufacturing structure and the fact that major financial institutions project further appreciation of the Canadian dollar in the foreseeable future.

New Market Reality

The enduring adverse economic environment of the airline industry, first initiated in 2001 with the 9/11 terrorist attacks, and further impacted by the SARS outbreak in Asia and by the Iraq war, was, in 2004, exacerbated by soaring fuel costs and declining yields. These factors continue to offset the extensive cost-cutting initiatives the airlines have undertaken to such a point that US airlines lost an estimated US$5 billion dollars in 2004, when less than a year ago analysts were forecasting a break-even year. This fourth consecutive year of record losses for US airlines shows that there are no immediate solutions underway. In addition, the four years of lost growth will not easily be made up as only in mid-2004 did traffic levels return to pre-9/11 levels. We are now in a new market reality where cost is at the centre of all decisions. In addition, interest in training outsourcing, which could be a contributor to improving cost-effectiveness, is low on the airline priority list, where the focus is mainly on reducing labour and fleet costs. This new reality has translated into a changing market environment including continued price pressures on Civil’s equipment and training businesses, impacting its performance and some of its key business assumptions going forward.

Erosion of the less than 50-seat regional jets market

The later part of calendar year 2004 saw a major shift in demand for regional jets from the sub 50-seat segment to newer, larger platforms (70-to-100+-seat range). The value proposition for smaller regional jets has been severely impacted by the new low-yield market environment. In addition, legacy airlines are relaxing scope clauses, which previously restricted their use of 70-seat jets. Bombardier and Embraer have both reduced their 20-year market forecast in the 30-to-50 seat range and Bombardier has severely reduced its planned production for CRJ200s as evidenced by significant workforce reductions in 2004. These factors also make it less likely that production of the Dornier 328JET, for which CAE was the exclusive entitlement training provider, will be resurrected.

4	MANAGEMENT’S DISCUSSION AND ANALYSIS	CAE THIRD-QUARTER REPORT 2005

Escalating Cost of Acquiring Data, Parts and Avionics for the Manufacturing of Full-Flight Simulators

In 2002, CAE launched its next generation full-flight simulator design, which was intended to reduce manufacturing and life cycle costs. However, as the Company experienced reduced throughput in its manufacturing facilities, the anticipated savings have not materialized, prompting management to make this issue a key priority to address.

     Furthermore, CAE also incurred increased costs for acquiring data, parts and avionics in the past few years, with these costs representing a major component in its manufacturing of full-flight simulators.

     Therefore, based on the preceding factors and the results of the strategic review previously mentioned, CAE tested for impairment its long-lived assets, including goodwill, intangibles and property, plant and equipment as well as certain other assets and deferred costs. The Company concluded that the carrying value of some of Civil’s tangible and intangible assets (including goodwill), were impaired and, on this basis, recorded in the third quarter of fiscal 2005 a $443.3 million impairment charge detailed as follows:

Detailed Impairment Charge	Impairment
(amounts in millions of Canadian dollars)	Amount

Goodwill	$205.2
Customer relations	86.7
Trade names and other intangible assets	20.4
Other assets	19.3
Property, plant and equipment (simulators)	78.4
Inventories	33.3

Total before taxes	$443.3
Tax recovery	88.8

Total	$354.5

As indicated in the table above, the after-tax effect of this non-cash charge on CAE’s consolidated net earnings in the third quarter of 2005 is $354.5 million or $1.43 per share.

REVENUE

Consolidated revenue from continuing operations for the third quarter of fiscal 2005 amounted to $257.5 million, a 1% increase over the same period last year. Excluding foreign exchange fluctuations, consolidated revenue for the third quarter would have amounted to $267.1 million, $9.6 million (or 4%) higher than actual results.

     For the nine-month period ending December 31, 2004, consolidated revenue from continuing operations reached $723.5 million, an increase of $46.2 million (or 7%) over the prior year. Cumulative consolidated revenue from continuing operations, excluding the impact of foreign exchange, would have reached $738.6 million compared to $677.3 million reported for the same period last year.

EARNINGS FROM CONTINUING OPERATIONS BEFORE INTEREST AND INCOME TAXES (“EBIT”)

Consolidated EBIT for the quarter amounted to a loss of $426.0 million compared to earnings of $23.5 million reported in the same period last year. Excluding the effect of the $443.3 million impairment charge and of the non-recurring charge of $3.8 million related to the instigation of the strategic review and initial restructuring of the Company, consolidated EBIT would have amounted to $21.1 million, down $2.4 million compared to last year. The decrease compared to the prior year is a result of lower earnings by both Civil and Military, mainly due to the strong Canadian dollar.

     On a year-to-date basis, consolidated EBIT amounted to a loss of $372.3 million, compared to earnings of $63.3 million last year. The loss is due to the impairment charge and the non-recurring expense, which was recorded in the third quarter of fiscal 2005. During the first quarter, both segments were positively affected by the recognition of investment tax credits (“ITC”) totalling $14.2 million relating to prior years’ expenditures for research and development. The ITC included in the EBIT of Civil and Military were $9.8 million and $4.4 million respectively. No similar amounts were recognized in EBIT for the second or third quarter of fiscal 2005.

     Excluding the impact of these one-time items (impairment, non-recurring charges, and ITC recognition), year-to-date consolidated EBIT would have amounted to $60.6 million, $2.7 million lower than a year ago. On this basis, Civil’s year-to-date EBIT would have amounted to $27.0 million, a marginal decrease of $0.2 million from the prior year and Military’s EBIT would have declined by 17% to $29.8 million, from $36.1 million a year ago.

INTEREST AND INCOME TAXES

Interest expense amounted to $5.4 million for the quarter, compared to $5.2 million for the same period last year. Interest expense for the first nine months of fiscal 2005 amounted to $16.0 million compared to $18.1 million a year ago, a decrease of $2.1 million due to an increase in interest income and a decrease in interest on long-term debt during the first half of the fiscal year. The reduction in interest on long-term debt, year-over-year, was due to the net impact of reduced debt levels through the issuance on September 30, 2003, of common shares, which yielded CAE a net receipt of approximately $168.0 million; and the proceeds from the sale and leaseback of simulators of $122.5 million during fiscal 2004, combined with increased interest rates on interest income.

     Income taxes amounted to a net recovery of $85.7 million for the quarter and $74.3 million year-to-date (including a $88.8 million tax recovery related to the impairment charge). Excluding the impairment charge, the income tax expense was $3.1 million, representing a tax rate of 26% for the quarter (up from 21% last year) and $14.5 million year-to-date, representing a tax rate of 26% (up from 17% last year). The year-over-year increase in the tax rate results from the recognition, last year, of tax benefits related to prior years’ tax losses in Australia of $4.4 million and the changes to the mix of income from various jurisdictions. The 20% tax recovery rate associated with the impairment charge is a result of the non-deductibility, for tax purposes, of some of the goodwill and intangible assets impairment.

CAE THIRD-QUARTER REPORT 2005	MANAGEMENT’S DISCUSSION AND ANALYSIS	5

RESULTS FROM DISCONTINUED OPERATIONS

On February 3, 2005, CAE completed, with L-3 Communications Corporation (“L-3”), the divestiture of substantially all of its Marine business. The results of Marine have been reported as discontinued operations since the second quarter in line with applicable GAAP, and previously reported statements have been reclassified accordingly. The results of these discontinued operations for the quarter amounted to a net loss of $1.3 million, a decrease of $8.2 million from the prior year. On a cumulative basis, net earnings from discontinued operations amounted to $5.3 million, down $6.7 million from a year ago.

     Included in these figures are charges related to CAE’s former Cleaning Technologies businesses, of $4.4 million for the third quarter and $4.4 million on a year-to-date basis. For a complete discussion on the sale of the Marine segment see the “Acquisitions, Business Combinations and Divestitures” section of this MD&A.

NET (LOSS) EARNINGS

Consolidated net loss for the quarter of $347.0 million was $368.4 million below the $21.4 million of net earnings recorded in the third quarter last year. CAE’s year-to-date net loss of $308.7 million was lower than last year’s net earnings of $49.7 million, mainly as a result of the impairment charge. Excluding the impairment charge, net earnings would have amounted to $7.5 million and $45.8 million for the quarter and year-to-date respectively.

EARNINGS PER SHARE (“EPS”)

Basic EPS for the quarter amounted to a loss of $1.40 compared to earnings of $0.09 for the third quarter last year. Net of non-recurring elements (impairment, appreciation of Canadian dollar and initial restructuring charge) basic EPS for the quarter would have been $0.04.

     On a cumulative basis, basic EPS amounted to a loss of $1.25 compared to earnings of $0.22 last year. Net of non-recurring elements (impairment, appreciation of Canadian dollar, initial restructuring charge and ITC), basic EPS would have amounted to $0.16.

FINANCIAL POSITION

The following table describes the significant variances in the consolidated balance sheet from March 31, 2004, to December 31, 2004.

Significant Balance Sheet Variances
(amounts in millions of Canadian dollars,	Increase /
unless otherwise noted)	(Decrease)	Explanation

Inventories	$(32.8)	The decrease is due to a write-down of $33.3 million mainly of obsolete less than 50-seat and older aircraft full-flight simulator parts.
Income taxes recoverable	43.2	The increase mostly relates to ITC recognition of $33.0 million to December 31, 2004.
Intangible assets	(108.6)	The decrease is due to an impairment charge of $107.1 million of customer relationship-type intangible assets.
Goodwill	(209.4)	The decrease is due to an impairment charge of $205.2 million for Civil. The remaining amount of $4.2 million is due to foreign exchange fluctuations and business acquisitions and combinations
Other assets	(57.4)
The decrease is mainly due to a write-down of $19.3 million of deferred costs, the refinancing of a loan receivable and the expiry of a customer’s option on two full-flight simulators (an equivalent reduction was recorded in deferred gains and other liabilities).

Accounts payable and accrued liabilities	(40.8)
This decrease is caused by CAE’s manufacturing cycle, which normally sees accounts payable at their highest near the end of the fiscal year. Accrued liabilities were down due to the disbursement of severance payments in the first quarter, which were accrued as at March 31, 2004.

Future income taxes (long-term liability)	(30.9)	The decrease is mainly due to the reversal of future tax liabilities as a result of the impairment charge.
Currency translation adjustment	(37.7)	This decrease is due to the appreciating Canadian dollar against its US counterpart.

The overall decrease in total assets and liabilities was primarily due to the impairment charge in the current quarter. The Company’s net debt (defined as long-term debt less cash and cash equivalents) amounted to $549.6 million as at December 31, 2004, an increase of $20.0 million compared to March 31, 2004.

6	MANAGEMENT’S DISCUSSION AND ANALYSIS	CAE THIRD-QUARTER REPORT 2005

CASH FLOW

The following tables summarize the major elements of the statements of cash flow for the third quarter and nine months ending December 31, 2004, with prior year comparatives for the same period:

Three-Month Period Ended December 31:
Statements of Cash Flows
(amounts in millions of Canadian
dollars, unless otherwise noted)		2004		2003	Explanation

Cash and cash equivalents, beginning of the period		$32.1		$115.1
Provided by (used in):
Operating activities	87.2		(37.7)		The positive operating cash requirement stems mainly from a favourable variance in non-cash working capital as a result of reduced accounts receivable. The impairment charge is non-cash and therefore has no impact on cash flow from operating activities.
Investing activities	(14.9)		(5.7)		Proceeds of $28.0 million from the sale and leaseback of assets in the current year were offset by increased capital expenditures, mainly for additions to the Civil training network.
Financing activities	(37.7)		20.3		Proceeds from long-term debt of $106.2 million were over-shadowed by repayments on long-term debt of $137.3 million. Repayments of long-term debt increased by $89.3 million from last year due to the repayment of debt for the Brazil training centre and the refinancing of the Medium Support Helicopter program. (see “Sources of Liquidity” section for fuller details).

Total cash provided (used in) in the period		$34.6		$(23.1)
Effect of foreign exchange rate changes on cash and cash equivalents		0.5		(4.5)

Cash and cash equivalents, end of period		$67.2		$87.5

Nine-Month Period Ended December 31:
Statements of Cash Flow
(amounts in millions of Canadian
dollars, unless otherwise noted)		2004		2003	Explanation

Cash and cash equivalents, beginning of the period		$61.9		$17.1
Provided by (used in):
Operating activities	134.1		(77.9)		The positive operating cash requirement stems mainly from a favourable variance in non-cash working capital. The impairment charge is non-cash and therefore has no impact on cash flow from operating activities.
Investing activities	(103.3)		73.1		A combined decrease in proceeds from both the disposal of discontinued operations and the sale and leaseback of assets of $116.0 million (compared to the prior year) was responsible for the majority of the variance, in addition to an increase in capital expenditures of $42.5 million.
Financing activities	(24.5)		81.6		The negative fluctuation in financing activities is due to less proceeds from long-term debt in the current year. Common stock issuance of $168.0 million in the prior year was largely offset as the majority of the proceeds were used for repayment of long-term debt.

Total cash provided (used in) in the period		$6.3		$76.8
Effect of foreign exchange rate changes on cash and cash equivalents		(1.0)		(6.4)

Cash and cash equivalents, end of period		$67.2		$87.5

CAE THIRD-QUARTER REPORT 2005	MANAGEMENT’S DISCUSSION AND ANALYSIS	7

The $34.6 million in cash provided for the three-month period ending December 31, 2004, differed from last year’s use of cash of $23.1 million due to an increase in cash provided by non-cash working capital. The main source of cash was from a decrease in accounts receivable compared to a year ago. Accounts receivable in the previous year were inflated by progress towards the achievement of milestones on two major programs: the German Night-Time Low-Level Flight (“NTF”) helicopter program and the Chinook helicopter simulator program for the Government of Singapore.

     The $6.3 million in cash provided for the nine-month period ending December 31, 2004, varied from last year’s cash provided of $76.8 million, as CAE had issued common shares for $168.0 million and received proceeds from a sale and leaseback of simulators for $122.5 million as at September 30, 2003.

     The free cash flow position from continuing operations for the quarter and year-to-date improved by $124.2 million and $58.6 million, respectively, as a result of positive variances in non-cash working capital offset marginally by an increase in capital expenditures, which amounted to $103.5 million year-to-date compared to $61.0 million in the prior year. The majority of the latter expenditure was for the expansion of the Civil training network.

BACKLOG

CAE’s consolidated continuing operations backlog as at December 31, 2004, stood at $2.5 billion, $323.3 million higher than a year ago. These figures exclude any amounts for Military’s recent selection as preferred bidder on the British Army’s Armoured Vehicles Training Service (“AVTS”) $2.4-billion program, as well as Civil’s contract with Dassault Aviation to provide entitlement training on its new Falcon 7X business jet.

     Civil’s backlog was restated for comparative purposes. For a detailed discussion on the issues regarding the restatement, see the Civil section of this MD&A.

OUTLOOK

     Following an extensive strategic review of CAE’s markets, customers and other stakeholders, as well as its internal resources and capabilities, the Company adopted a plan that will protect its technological leadership while at the same time fostering synergies between its various operating units. Commencing on April 1, 2005, CAE will establish a new Simulation Products group, which will consolidate worldwide manufacturing activities and include engineering, program management and global procurement for CAE. The plan maintains Civil Training and Military groups, with the latter devoted to training, modelling and sales for their specific markets.

     This reorganization, which eliminates some duplication which previously existed within the Company, is expected to result in significant savings and will position CAE to face new market realities. The Company will record a $30.0 million charge for workforce reductions in the fourth quarter of fiscal 2005, and is expecting an additional restructuring cost of $25.0 to $35.0 million to be incurred over the course of fiscal 2006. Cost savings from restructuring are anticipated to be $14.0 million in fiscal 2006, increasing to approximately $30.0 million in fiscal 2008.

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected Quarterly Financial Information:

(amounts in millions of Canadian dollars,	Fiscal 2003				Fiscal 2004				Fiscal 2005
except share amounts and per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Revenue	$244.7	214.7	246.9	270.5	208.9	213.2	255.2	261.1	230.9	235.1	257.5
Earnings (loss) from continuing operations	$33.2	18.2	27.9	34.6	12.2	11.0	14.5	9.7	18.9	12.8	(345.7)
Basic earnings (loss) per share from continuing operations	$0.15	0.08	0.13	0.16	0.06	0.05	0.05	0.04	0.08	0.05	(1.40)
Diluted earnings (loss) per share from continuing operations	$0.15	0.08	0.13	0.16	0.06	0.05	0.05	0.04	0.08	0.05	(1.40)
Net earnings (loss)	$37.4	23.3	31.5	25.0	13.2	15.1	21.4	14.3	24.3	14.0	(347.0)
Basic earnings (loss) per share	$0.17	0.11	0.14	0.11	0.06	0.07	0.09	0.05	0.10	0.06	(1.40)
Diluted earnings (loss) per share	$0.17	0.11	0.14	0.11	0.06	0.07	0.09	0.05	0.10	0.05	(1.40)
Average number of shares outstanding, in millions	219.3	219.4	219.4	219.4	219.7	220.0	246.5	246.6	246.7	246.8	247.0
Average exchange rate, 1 US dollar to Canadian dollar	$1.56	1.56	1.57	1.51	1.40	1.38	1.32	1.32	1.36	1.31	1.22

Despite the need for an impairment charge in CAE’s Civil segment, there are signs of recovery. The International Civil Aviation Organization has released its aviation market statistics for 2004, indicating an increase in passenger traffic of 14% over 2003. As this upward trend continues into 2005 (during which the International Air Transport Association expects growth of 5%-6%), many of the major carriers are expected to increase their pilot hiring accordingly, resulting in further training needs. In 2004, pilot hiring in the US was double that of the previous year. Notably, the Company’s Civil segment experienced some improvements in the utilization of its training centre assets compared to previous years on a year-to-date and quarterly basis. The comparison of third-quarter revenue to that of fiscal year 2004 reflects prevailing market conditions.

     As governments start to cut back on their military budgets for the first time since 9/11, CAE is well positioned to fill training needs through simulation which, once developed, is a cheaper alternative to actual military exercises, that may no longer enjoy as much funding in the new generation of military budgets. CAE continues to be the training supplier of choice for some of the world’s most demanding militaries. As a result, Military’s revenue and gross margins have remained healthy since last quarter despite having to

8	MANAGEMENT’S DISCUSSION AND ANALYSIS	CAE THIRD-QUARTER REPORT 2005

compete against US competitors in the environment of a rapidly appreciating Canadian dollar. Strategic relationships, such as the Rotorsim joint venture with Agusta S.p.A. and the Thales partnership on the NH90 program in Europe, will continue to expand in line with customers’ future needs and requirements to ensure critical battlefield readiness on demand.

     CAE’s results from continuing operations in the first quarter of fiscal year 2005 included $10.1 million, net of taxes, from the realization of ITC with respect to expenditures made in fiscal years 2000 to 2004, resulting from the finalization of a tax audit for the majority of those years. In the third quarter of fiscal 2005, CAE’s results from continuing operations included an impairment charge of $443.3 million before taxes ($354.5 million after taxes). These items should be considered non-recurring for quarter-over-quarter comparative purposes.

SEGMENTED RESULTS

CIVIL

CAE has long been the world’s leading supplier of civil full-flight simulators for all major aircraft types and has now become the world’s second-largest independent provider of aviation training services, with its global training network consisting of more than 100 full-flight simulators installed in over 20 locations on four continents.

Review of Operations

CAE has been awarded a contract with a value of approximately $31.0 million, at list price, to provide European aircraft manufacturer Airbus with two new full-flight simulators. These represent the fifteenth and sixteenth full-flight simulators orders that CAE has won during the current fiscal year. The two CAE-built Airbus A330/A340 full-flight simulators are scheduled for installation at Airbus’ training centre in Toulouse, France, at the end of 2006.

     CAE has won a contract to supply two Airbus A330/A340 full-flight simulators to Etihad Airways, a new airline based in the United Arab Emirates, and a first-time customer to CAE. Slated for delivery in the fall of 2006, these simulators will also feature the CAE Tropos™ visual system. In addition, WestJet is buying a Boeing 737-700 full-flight simulator equipped with CAE Tropos™ with an expected delivery in spring 2006. These contracts are valued at approximately $48.0 million, and represent the twelfth, thirteenth and fourteenth orders, this fiscal year.

     Emirates-CAE Flight Training (“ECFT”) will become a Bell Associated Training Facility for Middle East-based operators of the Bell 412 helicopter, and has welcomed Doha-based Gulf Helicopters, who signed a five-year exclusive agreement, as its first customer. Bell Helicopter will begin sending flight students to ECFT as soon as the training centre’s Bell 412 full-flight simulator has been approved by the US Federal Aviation Administration and the European Joint Aviation Authorities. Training will begin as soon as the full-flight simulator enters into service at the end of 2005.

     Due to increasing customer demand, ECFT is expanding its aviation training facility with the addition of three CAE full-flight simulators. As part of this expansion, Emirates will buy two new full-flight simulators from CAE: a Boeing 777 and an Airbus A320, both to be installed by spring 2006. These contracts represent CAE’s tenth and eleventh full-flight simulator orders this fiscal year and at list price, are worth approximately $31.0 million. The third simulator, an Airbus A330/A340, is an existing device that will be relocated from within CAE’s global network.

     CAE has been awarded two contracts by customers in the Asia Pacific region for a total list price value of approximately $33.0 million. These new orders represent CAE’s eighth and ninth full-flight simulator orders of this fiscal year. For the first contract, CAE will provide an Airbus A320 full-flight simulator and an A320 CAE Simfinity™ Integrated Procedure Trainer (“IPT”) as well as a Boeing 737NG IPT to Zhuhai Flight Training Centre, a joint venture between CAE and China Southern Airlines. In the second contract, CAE has been selected by Singapore Flying College, a subsidiary of Singapore Airlines, to deliver a Learjet 45 full-flight simulator and an IPT to its branch in Maroochydore, Australia.

     CAE has been selected to provide the first full-flight simulator for the new ARJ21 regional jet being developed by China Aviation Industry Corporation Commercial Aircraft Co. (“ACAC”) Ltd in China. The simulator will be delivered to the ACAC flight training centre that is to be established in Shanghai in 2008.

     CAE has been awarded a $23.0-million contract, at list price, to provide China Eastern Airlines with an Airbus A330-200/A340-600 convertible full-flight simulator, featuring the CAE Tropos visual system. As part of the contract, CAE will also provide a range of CAE Simfinity classroom-training products and a second CAE Tropos visual system to upgrade an existing simulator owned by China Eastern. The A330-200/A340-600 full-flight simulator will be the world’s first convertible simulator of this kind, allowing pilots to be trained on the two types of aircraft within the same device.

     CAE has won a $16.0-million contract, at list price, from China Airlines International to provide an A330-200 full-flight simulator equipped with a new-generation CAE Tropos visual system. This is the eighth full-flight simulator that China Airlines has purchased from CAE since 1980.

     CAE announced that it is opening a new business aviation-training centre in the Northeast area of the United States. The new centre is expected to be operational by summer 2006, when entitlement training will begin for the Falcon 7X business aircraft. In July 2004, CAE was awarded an exclusive contract by Dassault to provide entitlement training for pilots, maintenance personnel and cabin crew for the new Falcon 7X aircraft. CAE will also provide training for the Falcon 900 EX/EASy and 2000 EX/EASy at the new centre.

     Initially, this training centre will house six full-flight simulators, including a Dassault Falcon 7X, a Falcon 900 EX EASy/2000 EX EASy, and a new Raytheon Beechjet 400A simulator. The new centre will bring to more than 40 the total number of full-flight simulators serving business aircraft operators within CAE’s global training network. With this expansion, CAE will operate four major business aviation training centres, including the SimuFlite location in Dallas, Dubai (which it operates in conjunction with Emirates Airlines) and the previously announced London-area UK centre, which is scheduled for a fall 2006 opening.

     As of February 10, 2005, CAE has won 16 out of 21 competed full-flight simulator orders.

CAE THIRD-QUARTER REPORT 2005	MANAGEMENT’S DISCUSSION AND ANALYSIS	9

Results of Operations Financial Results
(amounts in millions of Canadian dollars, except operating margins)	Q3-2005		Q2-2005	Q1-2005		Q4-2004	Q3-2004

Revenue		$128.2	131.3	127.1		128.9	112.5
EBIT*		$6.0	9.4	21.4	**	11.7	10.7
Operating margins	%	4.7	7.2	16.8		9.1	9.5
Backlog		$1,101.1	1,047.1	1,080.2		1,021.3	988.8

*	Before impairment charge.
**	During the first quarter of Fiscal 2005, CAE recognized $9.8 million of ITC in Civil’s EBIT.

Civil’s revenue for the quarter was $128.2 million, an increase of $15.7 million or 14% compared to the same period last year. This increase was attributable to higher sales in all sectors. The training network grew from 94 simulators last year to 108 this year. Equipment and services revenue was also up due to increased orders in the first nine months of the year. Excluding the impacts of foreign exchange, Civil’s third-quarter revenue would have amounted to $134.3 million.

     Year-to-date revenue amounted to $386.6 million, up 16% over the prior year. Training revenue increased as result of the addition of the new CAE-Iberia training centre in Madrid, Spain (which contributed an additional 4% to Civil’s revenue) and additional simulators in Dubai. Equipment and services revenue has increased, feeling the benefit from the higher order intake in the first nine months of the year. Offsetting these gains is a $12.8 million negative foreign exchange impact. Excluding foreign exchange, year-to-date revenue would have amounted to $399.4 million.

     EBIT for the quarter amounted to $6.0 million, down $5.1 million from the previous year. Training EBIT held steady with that of the prior year, while equipment and services decreased as a result of lower margins due, in large part, to the negative foreign exchange fluctuation and higher manufacturing costs. Foreign exchange fluctuations had a total impact on Civil’s EBIT of negative $2.3 million in the third quarter. Sale and leaseback financing reduced margins by 8 percentage points for both the three and nine-month periods ending December 31, 2004.

     Civil achieved a year-to-date EBIT of $36.8 million, representing a growth of 35% compared to the same period last year. This increase, of which the new CAE-Iberia training centre contributed 6%, includes $9.8 million from ITC recognized in the first quarter, related to expenditures of prior years. Excluding the ITC benefit, Civil’s cumulative EBIT would have been $27.0 million, 1% below last year. The shortfall compared to last year, when excluding ITC, stemmed primarily from a $1.8 million charge to reorganize some European training operations; higher operating lease expenses associated with the September 2003 sale and leaseback transaction for five simulators; as well as the negative effects of the appreciating Canadian dollar.

     Backlog for Civil consists of both equipment sales and training services. The training services portion includes revenue from customers under both long and short-term contractual arrangements where training revenues are guaranteed or expected based on current customer requirements. CAE’s ability to complete contracted sales included in its order backlog is dependent on the long-term financial condition of the contracting customers.

     Civil’s comparative backlog for March 31, 2004, and December 31, 2003, has been restated to reflect the above-mentioned methodology. Backlog at the end of the third quarter totalled $1,101.1 million, up $79.8 million from $1,021.3 million as at March 31, 2004, and up $112.3 million from $988.8 million a year ago.

Outlook

Notwithstanding the issues discussed earlier in this MD&A under the “New Market Reality” section, management found some signs that the civil aviation market was beginning to recover in calendar 2004, as traffic levels surpassed pre-9/11 levels for the first time, and pilot hiring and aircraft deliveries were up over calendar 2003. However, the airline industry still lost an estimated US$5 billion. Considering these factors, CAE believes that Civil’s margins will continue to reflect the low-margin contracts in the civil equipment backlog.

     In the near term, the Asian and Middle Eastern markets are expected to drive the majority of equipment demand as these regions continue to expand faster than the more mature North American and European markets. Airlines in the latter markets, particularly the legacy carriers, are being affected by high fuel costs and weakening domestic yields, which management expects will continue to limit their capital spending. The equipment demand in these markets will mainly be driven by the introduction of new platform types (e.g., Airbus A380, Embraer 170/190, Boeing 787) into airline fleets.

     Civil’s near-term priorities are, for equipment, to focus on cost reductions in order to improve profitability in today’s strong Canadian dollar environment and to optimize returns on existing investments. Civil’s immediate financial goals are to drive positive free cash flow and improve return on invested capital.

MILITARY

CAE’s Military segment is a global leader in the design of military training solutions for air, land and sea applications. The Company continues to deliver a broad range of training devices and services to more than 30 nations around the world. CAE has designed and successfully delivered the widest range of helicopter simulators in the world and the Company continues to demonstrate its rotary wing simulation leadership by winning programs such as the NH90 in Europe and a range of leading-edge mission rehearsal systems for the U.S. Army’s 160th Special Operations Aviation Regiment. CAE’s franchise as the world’s leading provider of C-130 training systems continues to grow as the company designs training systems for the U.S. Air Force, U.S. Marine Corps, and other customers on the venerable Hercules aircraft. Through strategic R&D investment, CAE has expanded its scope of products to satisfy the growing needs of the military for deployable, networked-centric training capabilities. CAE is also successfully leveraging its leading edge technology in the field of modelling and simulation. This fast growing domain requires extensive simulation technology to support applications related to Homeland Defence and Simulation Based Acquisition. This emerging market is fuelled by new budgets and thus creates new opportunities for CAE’s military products and professional services.

10	MANAGEMENT’S DISCUSSION AND ANALYSIS	CAE THIRD-QUARTER REPORT 2005

Review of Operations

To satisfy the requirements of the German NH90 Private Finance Initiative program, CAE has entered into an industrial consortium made up of CAE, Eurocopter, Rheinmetall Defence Electronics and Thales. This consortium, named Helicopter Flight Training Services GmbH (“HFTS”), provides a 25% ownership to each company and will be the entity responsible to deliver the NH90 training capabilities to the German Armed Forces. The total contract signed by HFTS is valued at €488.0 million, of which CAE’s share is €122.0 million. The operation phase of the program is over 14.5 years beginning in mid-2008 and extending through 2022. CAE will also recognize additional revenues of approximately €30.0 million through subcontracts to be executed between now and mid-2008 for the design, manufacture and delivery of NH90 training systems. Thus, CAE’s total contract value for the NH90 German program is approximately €152.0 million (approximately $250.0 million).

     In this last quarter CAE was also awarded a number of other contracts that further solidify the Company’s presence in its various markets. These contracts include an award of approximately $33.0 million by the German Armed Forces for on-site maintenance and support services, as well as various upgrades and modifications to flight simulation equipment. CAE also signed a subcontract with Lockheed Martin valued at $13.4 million to perform upgrades on the UK Royal Navy Merlin Training System. CAE USA was awarded contract options for the C-130J Maintenance and Aircrew Training System program as well as the C-130 Aircrew Training System program.

     In line with its strategy to expand its product offering, CAE introduced at the U.S. Air Force Airlift/Tanker Association annual convention a suite of CAE Simfinity integrated training solutions for the C-130 aircraft. The deployable and networking aspects of these new products generated a lot of interest in this community, which of late is constantly away from its home base training installations as a result of heightened operation activities. This suite of CAE Simfinity integrated training solutions is based on the same high fidelity simulation software found on CAE’s full-mission simulators. CAE Simfinity solutions are designed for both aircrew and maintenance training programs.

Results of Operations
Financial Results
(amounts in millions of Canadian dollars,
except operating margins)	Q3-2005		Q2-2005	Q1-2005		Q4-2004	Q3-2004

Revenue		$129.3	103.8	103.8		132.2	142.7
EBIT		$11.3	12.8	10.1	*	15.5	12.4
Operating margins	%	8.7	12.3	9.7		11.7	8.7
Backlog		$1,420.1	1,213.2	1,329.2		1,271.1	1,208.9

*	During the first quarter of Fiscal 2005 CAE recognized $4.4 million of ITC in Military’s EBIT.

For the three months ended December 31, 2004, Military’s revenues amounted to $129.3 million, a decrease of 9% ($13.4 million) compared with $142.7 million in the same period last fiscal year. The decrease was mainly attributable to the negative effect of a stronger Canadian dollar and to lower revenue coming from the German NTF helicopter program, which had a major contribution to the revenues in the same quarter last fiscal year. Excluding the effect of foreign currency fluctuations, Military’s quarterly sales would have been approximately $132.8 million.

     Military’s revenues reached $336.9 million for the nine-month period ended December 31, 2004 compared with $344.4 million in the same period last fiscal year. The primary causes for the decrease of $7.5 million or 2% are as explained above. For the first six months of the fiscal year revenues were well above the prior year as a result of the strong contribution from the Management and Support of Australian Defence Force Simulators and the C-130J Maintenance and Aircrew Training Systems contracts.

     EBIT for the third quarter was $11.3 million, compared with $12.4 million in the same period last fiscal year. The decrease of $1.1 million or 9% was mainly attributable to foreign currency fluctuations, as well as the decrease in revenue. Excluding the impact of foreign currency fluctuations, Military’s EBIT for the quarter would have amounted to approximately $11.5 million.

     Military’s EBIT amounted to $34.2 million for the nine-month period ended December 31, 2004. The decrease of $1.9 million or 5% is mainly attributable to higher costs to complete certain programs, particularly in the first quarter, and to the negative effect of a stronger Canadian dollar. These factors were partially offset by lower selling and marketing expenses, as well as additional ITC recognition in the first quarter of fiscal 2005. Military’s cumulative EBIT, excluding the impact of additional ITC, would have amounted to $29.8 million, $6.3 million lower than a year ago.

     Backlog as at December 31, 2004, stood at $1.4 billion, which represents an increase of $211.2 million from a year ago. The order intake for the first nine months of fiscal 2005 amounted to $554.3 million, which exceeds the total orders of last fiscal year. The current order intake excludes any amount for the British Army AVTS program, which is expected to be finalized in the next fiscal year.

Outlook

Military has had a very solid order intake performance in the last quarter, led by the signing of the German NH90 private finance initiative program. This program, along with several other services contracts presently in the backlog, contributes to significant long-term and predictable revenues for the business. The award of the German NH90 program also positions CAE very well for several other NH90 opportunities throughout the world. This award underlines CAE’s interest in strengthening its strategic relationships with key Lead System Integrators.

     Looking forward to the next quarter, Military is expecting a number of program awards in the United States. Winning these programs will strengthen CAE’s relationships with key customers and original equipment manufacturers in the US market and contribute to the significant growth CAE has experienced since re-entering the US market. In fact, CAE’s overall military business in the US in terms of order intake has more than doubled over the last two years. CAE USA’s operations enjoyed a record year for order intake in fiscal 2004 and expect to set another record for fiscal 2005.

     A CAE-led consortium is actively engaged in the negotiations to achieve preferred bidder status for the UK Army’s AVTS. Winning this program would further solidify CAE’s position as a leading provider of integrated training services to defence forces.

CAE THIRD-QUARTER REPORT 2005	MANAGEMENT’S DISCUSSION AND ANALYSIS	11

     CAE remains focussed on program execution and best-in-class technology, which has been the driving force of its growing backlog and winning new business. Military is leading development of innovative and ground-breaking technologies initially intended for the US Special Forces in the area of mission rehearsal and interoperability. Forging ahead, Military will grow its market reach in its core flight simulation business, as well as leverage its knowledge of modelling and simulation technology to penetrate new markets such as Homeland Defence and Network Centric Warfare services. Through well focused research and development plans, the Military segment is committed to technology leadership and helping CAE’s customers address their security needs in dealing with terrorism and conflict situations requiring a new breed of training solutions.

SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS

HEDGING RELATIONSHIPS

Effective April 1, 2004, the Company adopted Accounting Guideline (AcG-13), Hedging Relationships. The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in interest rates and foreign exchange rates. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

EMPLOYEE FUTURE BENEFITS

Effective April 1, 2004, CAE adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3461 disclosure requirements — Employee Future Benefits. This pronouncement requires new disclosures for pensions and other employee future benefits.

FUTURE CHANGES IN ACCOUNTING STANDARDS

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Consolidation of Variable Interest Entities (AcG-15), which is intended to harmonize Canadian GAAP requirements concerning VIEs with relevant U.S. pronouncements, will be effective for periods beginning on or after November 1, 2004. CAE is currently reviewing its financing structures as the implementation of this pronouncement may result in significant impacts to its current disclosure.

FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT, HEDGES AND COMPREHENSIVE INCOME

In January 2005 the Accounting Standards Board issued three new standards dealing with financial instruments: (i) Financial Instruments — Recognition and Measurement; (ii) Hedges; and (iii) Comprehensive Income. The new standards are based on the U.S. Financial Accounting Standards Board’s (“FASB”) Statement 133, Accounting for Derivative Instruments and Hedging Activities, and on the International Accounting Standards Board’s new standard, IAS 39, Financial Instruments — Recognition and Measurement. These requirements will be applicable for CAE in the third quarter of fiscal 2007. The Company is currently evaluating the impact of these new Handbook Sections on its financial statements.

     The Handbook Section 3855, Financial Instruments — Recognition and Measurement prescribes when a financial instrument is to be recognized on the balance sheet and the measurement method, using fair value or using cost-based measures. It also specifies how financial instrument gains and losses are to be presented.

     New Handbook Section 3865, Hedges allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss attributable to the hedged risk is recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk. For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and subsequently reclassified to net income when the hedged item affects net income.

     The Accounting Standards Board has issued new Handbook Section 1530, Comprehensive Income, and amended Surplus, Section 3250 to be renamed Equity, Section 3251. These standards require that an enterprise present comprehensive income and its components, as well as net income in its financial statements; and that an enterprise present separately changes in equity during the period, as well as components of equity at the end of the period, including comprehensive income.

12	MANAGEMENT’S DISCUSSION AND ANALYSIS	CAE THIRD-QUARTER REPORT 2005

ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

In the second quarter of fiscal 2005, the Board of Directors approved a transaction to divest CAE’s Marine business. On February 3, 2005, CAE completed with L-3 Communications Corporation (“L3”) the major elements of the sale of CAE’s Marine Controls segment for $245.0 million (US$200.0 million) in cash. The balance of the purchase consideration, including the assumption by L-3 of CAE’s guarantee of $53.0 (£23.0 million) of project-finance-related debt for the UK Astute Class submarine training program, will be completed once final approvals are obtained. The results of Marine Controls have been reported as discontinued operations and previously reported statements have been reclassified. Interest expense relating to debt not directly attributable to the continuing operations and expected to be paid with the proceeds of the sale of the Marine Controls business has been allocated to the discontinued operations based on their share of capital employed. The funds received from the sale of the Marine business will be used to reduce CAE’s debt, strengthen the balance sheet and provide greater flexibility to the Company.

     For the divested Marine business, third-quarter revenues amounted to $34.1 million, $15.5 million lower than last year’s third quarter revenues of $49.6 million. The decline is primarily due to continuing customer delays, which consequently led to delays in recognition of revenues as well as lower volume from some of Marine’s larger programs. For the first nine months of fiscal 2005, revenues amounted to $98.2 million, a decrease of $18.3 million from the previous year, attributable to the same issues as mentioned above for the third quarter.

     Third-quarter net earnings for the divested Marine business amounted to $3.3 million, $3.8 million lower than the same period last year. Year-to-date earnings were $9.9 million, a decrease of $4.2 million compared to last year. The decrease was primarily due to foreign exchange losses.

     Discontinued operations backlog amounted to $259.6 million, an increase of $54.6 million over March 31, 2004.

     On November 30, 2004, the Company acquired all the issued and outstanding shares of Greenley & Associates Inc. (“G&A”), which provides services in the areas of project management, human factors and modelling and simulation. Total consideration for the acquisition amounted to $4.4 million, payable in four instalments of common shares issued by CAE; $2.0 million representing 424,628 shares at the above closing date; $0.8 million on November 30, 2005; $0.8 million on November 30, 2006; and $0.8 million or 169,851 shares to be issued on November 30, 2007. The number of shares to be issued to satisfy the first and the fourth payments are based on the average closing share price of CAE’s common shares on the Toronto Stock Exchange (“TSX”) for the twenty-day period ending two days prior to November 30, 2004. The number of shares to be issued to satisfy the second and third payments will be based on the average closing share price of CAE’s common shares on the TSX for the twenty-day period ending two days before their respective date of issuance. The purchase price is subject to an adjustment based on performance of the business for the twelve-month period following the acquisition. The purchase price allocation may be reduced by contingent consideration, and therefore accounted for as a reduction of goodwill.

     On April 22, 2004, CAE acquired all the issued and outstanding shares of Flight Training Centre Chile S.A. located in Santiago, Chile, for a total cash consideration of $0.9 million. This acquisition expanded the Company’s pilot-training operations in South America.

     In February 2004, CAE and Iberia Lineas Aereas de Espana, SA (“Iberia”) combined their aviation training operations in Spain after receiving regulatory clearance from the Spanish authorities to commence operations, under an agreement made in October 2003. On May 27, 2004, in connection with the financing of the combined operation, CAE Servicios Globales de Instruccion de Vuelo (Espana), S.L., a wholly-owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (“SIV”), with CAE obtaining ownership of 80% of SIV.

     These acquisitions and business combinations were accounted for using the purchase method and operating results have been included from their respective acquisition date (refer to Note 2 of the consolidated financial statements).

     From fiscal 2002 to fiscal 2004, CAE divested its non-core related businesses, mainly in the forestry and cleaning technologies markets (refer to Note 3 of the consolidated financial statements).

LIQUIDITY

The Company’s financing needs are met through internally generated cash flow, available funds under credit facilities, and direct access to capital markets for additional long-term capital resources. CAE considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.

     The Company plans to generate sufficient cash from operating activities in fiscal 2005 to pay for capital expenditures and dividends. CAE expects to be able to repay contractual obligations maturing in 2005 and future years through cash on hand, cash generated from operations or by issuing new debt.

CONTRACTUAL OBLIGATIONS

In the normal course of business, CAE enters into certain contractual obligations and commercial commitments, such as debentures and notes, letters of credit and others. The Company’s obligations and commitments have not changed materially from March 31, 2004, other than for the elements noted below in the table of long-term debt and capital leases. A summary of the Company’s obligations and commitments is provided in CAE’s annual MD&A, included in its annual report for the year ended March 31, 2004.

     The table below provides a reconciliation of the various components and maturities of the Company’s long-term debt from March 31, 2004, to December 31, 2004.

CAE THIRD-QUARTER REPORT 2005	MANAGEMENT’S DISCUSSION AND ANALYSIS	13

Maturity of Long-Term Debt
and Capital Leases					More than
(amounts in millions of Canadian dollars)	Total	Less than 1 year	1-3 years	4-5 years	5 years

Long-term debt March 31, 2004	$584.3	8.8	346.7	39.7	189.1
CAE-Iberia training centre	$61.2	6.9	16.3	20.1	17.9
Other	$(32.7)	19.9	(2.5)	46.1	(96.2)
Long-term debt December 31, 2004	$612.8	35.6	360.5	105.9	110.8

The maturity profile has changed as a result of additional debt under the revolving credit facility and asset-backed financing related to the CAE-Iberia training centre. As well, the maturity profile has been impacted by a shortening of maturities, related to the senior notes maturing in June of their respective years: specifically, the $96.2 million in the “more than five years” category, which is being reclassified to the 4-5 years category.

CAPITAL RESOURCES

SOURCES OF LIQUIDITY

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes. The total available amount of committed bank lines at December 31, 2004, was $584.2 million, of which 53% ($310.3 million) was utilized. At March 31, 2004, the total available was $619.8 million, of which 49% ($305.3 million) was utilized. The decrease of total availability results from the fact that the committed lines are denominated in US dollars and Euros and thus the appreciation of the Canadian dollar against these currencies has created a reduction in availability in Canadian dollar equivalent. The increase in total utilization was mainly due to the funding of working capital.

     Due to the large impairment write-down taken during the quarter, CAE has obtained an amendment to certain financial covenants from its banking syndicate and senior note holders to allow for a write-down of this nature not to constitute an event of default.

     CAE also had the ability to borrow under non-committed operating lines in various currencies for up to $31.2 million, of which no amount was drawn as at December 31, 2004.

     As at December 31, 2004, CAE had long-term debt totalling $612.8 million. This compared to long-term debt of $584.3 million at March 31, 2004. At December 31, 2004, the short-term portion of the long-term debt was $35.6 million compared to $8.8 million at March 31, 2004. The increase in the short-term portion results mainly from the reclassification of a June 2005 maturity of $20.0 million in senior notes. The increase of total debt results mainly from increased debt assumed for the CAE-Iberia training centre and additional debt for general corporate purposes offset by a reduction in project financing debt related to the Brazil Training centre and the Medium Support Helicopter (“MSH”) project and further reduced due to a stronger Canadian dollar.

     During the quarter, CAE successfully refinanced the Medium Support Helicopter Aircrew Training Facility (“MSHATF”) Public-Private-Partnership (“PPP”) terms. This refinancing initiative released approximately $29.1 million in cash including dividend income of $1.6 million, to CAE. The funds were used to reduce long-term debt under CAE’s secured revolving facilities.

COMMITMENTS

CAE’s commitments for capital expenditures include investments to add new facilities to its training centre network in order to meet customer demand. Research and development expenditures are incurred to provide new products to the marketplace as alternative ways of training are developed and CAE’s clients require different types of training equipment.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

In the normal course of business, CAE issued letters of credit and performance guarantees for a total amount of $101.6 million at December 31, 2004, compared to $168.6 million at March 31, 2004. The reduction results mainly from the expiry of advance payment guarantees related to the completion of one major project and many smaller projects.

SALE AND LEASEBACK TRANSACTIONS

A key element of CAE’s finance strategy to support the investment in its Civil training business is the sale and leaseback of certain full-flight simulators installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the full-flight simulator has achieved certification by regulatory authorities (i.e. the simulator is installed and is available to customers for training). Prior to completing a sale and leaseback transaction, CAE records the cost to manufacture the simulator as a capital expenditure, which is included as a fixed asset on the Company’s balance sheet. On the execution of a sale and leaseback transaction, CAE records the transaction as a disposal of a fixed asset. The cash proceeds received on the disposal approximate the fair market value of the full-flight simulator. The difference between the proceeds received and CAE’s cost to manufacture (approximately the margin that CAE would record if it had a completed full-flight simulator sale to a third party) is recorded under deferred gains and other long-term liabilities and is then amortized over the term of the sale and leaseback transaction as a reduction of rental expense net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, the guaranteed residual value is taken into income should no reduction occur in the value of the underlying full-flight simulator.

     The following is a summary as at December 31, 2004, of the existing sale and leaseback transactions for full-flight simulators currently in service in Civil’s training locations, accounted for as operating leases on CAE’s financial statements.

14	MANAGEMENT’S DISCUSSION AND ANALYSIS	CAE THIRD-QUARTER REPORT 2005

Existing Full-Flight Simulators
Under Sale and Leaseback		Number of		Initial	Imputed	Unamortized	Residual
(amounts in millions of Canadian dollars		Simulators	Lease	Term	Interest	Deferred	Value
unless otherwise noted)	Fiscal Year	(Units)	Obligation	(Years)	Rate	Gain	Guarantee

SimuFlite	2002/03	6	$64.9	12	5.6%	$1.9	–
SimuFlite	2004	5	106.3	20	5.5%	5.5	–
SimuFlite	2005	2	26.8	10	5.5%	3.6	–
Toronto training centre	2002	2	44.7	21	6.4%	17.0	$9.2
Air Canada training centre	2000	2	35.1	20	7.6%	15.0	8.3
Denver/Dallas training centres	2003	5	90.8	20	5.0%	32.6	–
Amsterdam training centre	2002	3	23.9	8	6.4%/9.8%	–	–
China Southern Joint Venture[1]	2003	5	23.0	15	3.0%	–	–
Others	–	7	28.4	10	3.2%2/7.3/10.1%	15.6	15.6

		37	$443.9			$91.2	$33.1

Annual Lease Payments (upcoming 12 months)			$45.3

1.	Joint venture in which CAE has a 49% interest.
2.	Floating Rate Basis.

FINANCIAL INSTRUMENTS

The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in foreign exchange rates, interest rates, and changes in share price. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. CAE deals only with sound counter parties in executing any of its derivative financial instruments.

     CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies according to a number of project-related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at December 31, 2004, CAE had $339.8 million Canadian equivalent in forward contracts compared to $181.4 million Canadian equivalent in forward contracts as at March 31, 2004. The increase results mainly from additional hedging of approximately $120.0 million to partially cover the proceeds from the sale of the Marine division. The remaining amount of the proceeds is naturally hedged with US dollar denominated bank debt that will be repaid upon closing the transaction.

     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed rate versus floating rate debt on its long-term debt was 43% vs. 57%, respectively, as at December 31, 2004. Part of the change in that mix since March 31, 2004, when it stood at 40% vs. 60%, respectively, is due mainly to the increase in fixed rate debt for the CAE-Iberia training centre, partially offset by the additional utilization on the revolving credit facility. CAE had interest rate swaps converting mostly floating rate long-term debt into fixed rate long-term debt totalling $101.8 million, as at December 31, 2004, compared to $114.6 million as at March 31, 2004. The difference resulted from the lower amount of Canadian equivalent of the foreign denominated swaps due to the appreciation of the Canadian dollar.

     As well, CAE reduces its exposure to the fluctuation in its share price, which impacts the cost of the management compensation deferred share unit program. In March 2004 and September 2004, the Company entered into a hedging contract for this purpose. As at December 31, 2004, the hedging contract covered 800,000 shares of the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

     CAE’s articles of incorporation authorize the issuance of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. To date, the Company has not issued any preferred shares. As at December 31, 2004, CAE had 247,430,149 common shares issued and outstanding. As at the same date, the Company had 9,040,645 options outstanding, of which 4,014,030 were exercisable.

SYSTEMS, PROCEDURES AND CONTROLS

CAE management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by management, is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit Committee of the Board of Directors. The Company’s chief executive officer and chief financial officer have a process to evaluate the applicable systems, procedures and controls and are satisfied they are adequate to ensure that complete and reliable financial information is produced.

CAE THIRD-QUARTER REPORT 2005	MANAGEMENT’S DISCUSSION AND ANALYSIS	15

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16	MANAGEMENT’S DISCUSSION AND ANALYSIS	CAE THIRD-QUARTER REPORT 2005

CONSOLIDATED BALANCE SHEETS

(Unaudited)	as at December 31	as at March 31
(amounts in millions of Canadian dollars)	2004	2004

Assets
Current assets
Cash and cash equivalents	$63.2	$54.7
Accounts receivable	285.2	316.5
Inventories	114.9	147.7
Prepaid expenses	14.3	19.6
Income taxes recoverable	95.2	52.0
Future income taxes	5.9	1.8
Current assets held for sale (Note 3)	86.7	89.8

	665.4	682.1
Restricted cash	0.9	7.0
Property, plant and equipment, net	795.1	784.0
Future income taxes	102.2	89.0
Intangible assets	20.6	129.2
Goodwill	91.3	300.7
Other assets	108.0	165.4
Long-term assets held for sale (Note 3)	135.4	135.9

	$1,918.9	$2,293.3

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$281.2	$322.0
Deposits on contracts	81.2	69.3
Long-term debt due within one year (Note 6)	35.6	8.8
Future income taxes	52.1	51.1
Current liabilities related to assets held for sale (Note 3)	53.9	54.5

	504.0	505.7
Long-term debt (Note 6)	577.2	575.5
Deferred gains and other long-term liabilities	164.5	155.6
Future income taxes	46.6	77.5
Long-term liabilities related to assets held for sale (Note 3)	71.3	60.2

	1,363.6	1,374.5

Shareholders’ Equity
Capital stock (Note 5)	371.2	367.5
Contributed surplus (Note 1)	2.7	1.3
Retained earnings	231.2	562.1
Currency translation adjustment	(49.8)	(12.1)

	555.3	918.8

	$1,918.9	$2,293.3

CAE THIRD-QUARTER REPORT 2005	CONSOLIDATED FINANCIAL STATEMENTS	17

CONSOLIDATED STATEMENTS OF EARNINGS

	three months ended		nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars, except per share amounts)	2004	2003	2004	2003

Revenue
Civil Simulation and Training	$128.2	$112.5	$386.6	$332.9
Military Simulation and Training	129.3	142.7	336.9	344.4

	$257.5	$255.2	$723.5	$677.3

Earnings from continuing operations before interest and income taxes
Civil Simulation and Training (Note 1)	$6.0	$11.1	$36.8	$27.2
Military Simulation and Training (Note 1)	11.3	12.4	34.2	36.1
Impairment of goodwill, tangible and intangible assets (Note 4)	(443.3)	–	(443.3)	–

(Loss) earnings from continuing operations before interest and income taxes	(426.0)	23.5	(372.3)	63.3
Interest on long-term debt	9.0	9.4	27.0	28.3
Other interest income, net	(3.6)	(4.2)	(11.0)	(10.2)

(Loss) earnings from continuing operations before income taxes	(431.4)	18.3	(388.3)	45.2
Income tax (recovery) expense	(85.7)	3.8	(74.3)	7.5

(Loss) earnings from continuing operations	$(345.7)	$14.5	$(314.0)	$37.7
Results of discontinued operations (Note 3)	(1.3)	6.9	5.3	12.0

Net (loss) earnings	$(347.0)	$21.4	$(308.7)	$49.7

Basic (loss) earnings per share from continuing operations	$(1.40)	$0.05	$(1.27)	$0.16

Diluted (loss) earnings per share from continuing operations	$(1.40)	$0.05	$(1.27)	$0.16

Basic (loss) earnings per share	$(1.40)	$0.09	$(1.25)	$0.22

Diluted (loss) earnings per share	$(1.40)	$0.09	$(1.25)	$0.22

Weighted average number of shares outstanding	247.0	246.5	246.8	228.7

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	three months ended		nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2004	2003	2004	2003

Retained earnings at beginning of period	$585.6	$541.2	$562.1	$531.2
Share issue costs (net of taxes of $2.4 million) (Note 5)	–	–	–	(5.1)
Net (loss) earnings	(347.0)	21.4	(308.7)	49.7
Dividends	(7.4)	(7.4)	(22.2)	(20.6)

Retained earnings at end of period	$231.2	$555.2	$231.2	$555.2

18	CONSOLIDATED FINANCIAL STATEMENTS	CAE THIRD-QUARTER REPORT 2005

CONSOLIDATED STATEMENTS OF CASH FLOW

	three months ended		nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2004	2003	2004	2003

Operating activities
Net (loss) earnings	$(347.0)	$21.4	$(308.7)	$49.7
Results of discontinued operations	1.3	(6.9)	(5.3)	(12.0)

(Loss) earnings from continuing operations	(345.7)	14.5	(314.0)	37.7
Adjustments to reconcile earnings to cash flows from operating activities:
Impairment of goodwill, tangible and intangible assets (Note 4)	443.3	–	443.3	–
Amortization	21.3	18.4	58.5	51.5
Future income taxes	(81.7)	7.3	(68.9)	(0.2)
Investment tax credit	(4.0)	2.7	(24.1)	(2.2)
Stock based compensation (Note 1)	0.5	0.3	1.4	0.9
Other	1.3	(7.9)	4.1	(11.3)
Decrease (increase) in non-cash working capital (Note 9)	57.8	(68.2)	18.8	(154.4)

Net cash provided by (used in) continuing operating activities	92.8	(32.9)	119.1	(78.0)
Net cash (used in) provided by discontinued operating activities	(5.6)	(4.8)	15.0	0.1

Net cash provided by (used in) operating activities	87.2	(37.7)	134.1	(77.9)

Investing activities
Purchase of business (Note 2)	–	–	(6.6)	–
Proceeds from disposal of discontinued operations (Note 3)	–	–	0.8	22.3
Short-term investments, net	–	1.9	–	(0.4)
Capital expenditures	(37.3)	(7.8)	(103.5)	(61.0)
Proceeds from sale and leaseback of assets	28.0	–	28.0	122.5
Deferred development costs	(2.5)	(4.7)	(9.4)	(7.5)
Deferred pre-operating costs	–	(3.4)	(1.3)	(3.2)
Other assets	(1.0)	9.4	(5.1)	7.5

Net cash (used in) provided by continuing investing activities	(12.8)	(4.6)	(97.1)	80.2
Net cash used in discontinued investing activities	(2.1)	(1.1)	(6.2)	(7.1)

Net cash (used in) provided by investing activities	(14.9)	(5.7)	(103.3)	73.1

Financing activities
Proceeds from long-term debt (Note 6)	106.2	70.3	255.4	380.3
Repayments of long-term debt (Note 6)	(137.3)	(48.0)	(264.3)	(454.2)
Dividends paid	(7.2)	(7.2)	(21.6)	(20.1)
Common stock issuances	0.5	0.3	1.0	175.9
Share issue costs (Note 5)	–	(0.5)	–	(7.5)
Other	(0.6)	3.2	2.5	1.4

Net cash (used in) provided by continuing financing activities	(38.4)	18.1	(27.0)	75.8
Net cash provided by discontinued financing activities	0.7	2.2	2.5	5.8

Net cash (used in) provided by financing activities	(37.7)	20.3	(24.5)	81.6

Effect of foreign exchange rate changes on cash and cash equivalents	0.5	(4.5)	(1.0)	(6.4)

Net increase (decrease) in cash and cash equivalents	35.1	(27.6)	5.3	70.4
Cash and cash equivalents at beginning of period	32.1	115.1	61.9	17.1

Cash and cash equivalents at end of period	$67.2	$87.5	$67.2	$87.5

Cash and cash equivalents related to:
Continuing operations			63.2	78.8
Discontinued operations (Note 3)			4.0	8.7

			$67.2	$87.5

CAE THIRD-QUARTER REPORT 2005	CONSOLIDATED FINANCIAL STATEMENTS	19

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a consistent basis with CAE’s annual consolidated financial statements for the year ended March 31, 2004, except for the reclassification relating to discontinued operations explained in Note 3. For a full description of the Company’s accounting policies, refer to the CAE annual consolidated financial statements for the year ended March 31, 2004. Certain comparative figures have been reclassified to conform to the current presentation. These financial statements do not include all of the disclosures required by Canadian and United States generally accepted accounting principles applicable to annual financial statements.

     During the last 5 years, CAE has achieved a transformation from a manufacturer to an integrated manufacturing and service provider, and its quarterly results have shown less volatility as the training services business has been shown to be less prone to the cyclical market faced by equipment suppliers. As Civil aviation training services continue to grow and become a larger part of CAE’s business, its results from July until September are typically lower than other quarters as less training services are required during the peak flying times of the traditional vacation periods.

     However, due to the Company’s manufacturing efforts, CAE’s earnings from continuing operations will not follow a perfect seasonal training pattern as earnings are affected by equipment results, which can vary widely from quarter to quarter depending on progress made on contracts, and the timing of product delivery, together with their related margins. Furthermore, operating results may also be impacted by high sales and marketing activities in a quarter, depending on the bidding activities during the quarters.

ACCOUNTING FOR STOCK OPTIONS

In fiscal 2004, the Company adopted the CICA recommendations issued in June 2003 and expensed the cost of stock options granted to employees using the fair value based method. For the three months ended December 31, 2004, compensation cost for CAE’s stock options was recognized in net earnings with a corresponding credit of $0.5 million (fiscal 2004 — $0.3 million) to contributed surplus using the fair value method of accounting for awards that were granted in fiscal 2004 and 2005. Year-to-date compensation cost for CAE’s stock options recognized in net earnings are $1.4 million for fiscal 2005 (fiscal 2004 — $0.9 million).

     The Black-Scholes valuation model was used to determine the fair value of options granted in fiscal 2004 and 2005. The following outlines the assumptions used in the calculation:

(Unaudited)
nine months ended December 31	2004	2003

Dividend yield	1.26%	1.29%
Expected volatility	40.0%	41.5%
Risk-free interest rate	5.75%	5.75%
Expected life (years)	6	6
Number of options granted	1,761,950	3,536,320
Weighted average fair value of options granted	$2.32	$1.65

INCOME TAXES

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. A valuation allowance is recognized to the extent that, in the opinion of management, it is more likely than not, the future income tax assets will not be realized. Future income tax assets and liabilities are adjusted for the effects of subsequent changes in tax laws and rates on the date of enactment or substantive enactment.

     Investment tax credits (ITC) arising from research and development activities are deducted from the related costs and are accordingly included in the determination of earnings in the same year as the related costs. ITC arising from the acquisition of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

     The Company is subject to examination by the taxation authorities in various jurisdictions. The determination of tax liabilities and ITC recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITC recoverable based on management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITC are recorded in earnings at the time they can be determined. In the first quarter of fiscal 2005, an amount of $11.4 million, net of tax of $4.7 million of ITC was recognized in net earnings and $0.4 million was recorded against deferred development costs for expenses. On a per segment and discontinued operations basis gross ITC were recognized as follows: Civil Simulation and Training $9.8 million, Military Simulation and Training $4.4 million and discontinued operations $1.9 million. These amounts related to the results of examinations by the taxation authorities for fiscal years 2000 to 2002, and to management’s reassessment of its best estimate of potential tax liabilities for the subsequent fiscal years. No similar amounts were recognized in net earnings for the second and third quarter of fiscal 2005.

20	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	CAE THIRD-QUARTER REPORT 2005

     The following table provides the earnings from continuing operations before interest and income taxes amounts by segment and discontinued operations, including and excluding ITC provisions reversed based on recent tax examinations:

(Unaudited)
nine months ended December 31, 2004	including ITC	excluding ITC
(amounts in millions of Canadian dollars)	provisions reversed	provisions reversed

Civil Simulation and Training	$36.8	$27.0
Military Simulation and Training	34.2	29.8
Discontinued Operations	11.2	9.3

	$82.2	$66.1

RECENTLY ADOPTED ACCOUNTING STANDARDS

Employee Future Benefits

New disclosure requirements for pensions and other employee future benefits were adopted by CAE in the first quarter of fiscal 2005, as requested by the Accounting Handbook Section 3461 Employee future benefits. See Note 8 for related disclosure.

Hedging Relationships

Effective April 1, 2004, the Company adopted Accounting Guideline (AcG — 13), Hedging Relationships. The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in interest rates and foreign exchange rates. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

FUTURE CHANGES TO ACCOUNTING STANDARDS

Consolidation of variable interest entities

On January 1, 2005, the Company adopted Accounting Guideline (AcG — 15), Consolidation of Variable Interest Entities. The guideline harmonized with the U.S. guidance (FIN 46R). The guideline requires that an enterprise holding other than a voting interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if such enterprise is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. CAE is currently reviewing its financing structures as the implementation of this pronouncement may result in significant impacts to its current disclosure.

Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income

In January 2005 the Accounting Standards Board issued three new standards dealing with financial instruments: (i) Financial Instruments — Recognition and Measurement; (ii) Hedges; and (iii) Comprehensive Income. The new standards are based on the U.S. Financial Accounting Standards Board’s (FASB) Statement 133, Accounting for Derivative Instruments and Hedging Activities, and on the International Accounting Standards Board’s new standard, IAS 39, Financial Instruments — Recognition and Measurement. These requirements will be applicable for CAE in the third quarter of fiscal 2007. The Company is currently evaluating the impact of these new Handbook Sections on its financial statements.

     The Handbook Section 3855, Financial Instruments — Recognition And Measurement prescribes when a financial instrument is to be recognized on the balance sheet and the measurement method, using fair value or using cost-based measures. It also specifies how financial instrument gains and losses are to be presented.

     New Handbook Section 3865, Hedges allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss attributable to the hedged risk is recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk. For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and subsequently reclassified to net income when the hedged item affects net income.

     The Accounting Standards Board has issued new Handbook Section 1530, Comprehensive Income, and amended Surplus, Section 3250 to be renamed Equity, Section 3251. These standards require that an enterprise present comprehensive income and its components, as well as net income in its financial statements; and that an enterprise present separately changes in equity during the period, as well as components of equity at the end of the period, including comprehensive income.

CAE THIRD-QUARTER REPORT 2005	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	21

NOTE 2: BUSINESS ACQUISITIONS AND COMBINATIONS

On November 30, 2004, the Company acquired all the issued and outstanding shares of Greenley & Associates Inc. (G&A), which provides services in the areas of project management, human factors, modeling and simulation. Total consideration for this acquisition is amounting to $4.4 million payable in equivalent common share consideration issued by CAE in four installments as follow; $2.0 million or 424,628 shares at the closing date, $0.8 million on November 30, 2005, $0.8 million on November 30, 2006 and $0.8 million or 169,851 shares to be issued on November 30, 2007. The number of share to be issued to satisfy the first and the fourth payments will be based on the average closing share price of CAE common shares on the Toronto Stock Exchange (TSX) for the 20-day period ending two days prior November 30, 2004. The number of share to be issued to satisfy the second and the third payments will be based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before their respective date of issuance. The purchase price is subject to an adjustment based on performance of the business for the twelve-month period following the acquisition. Any changes in the amount of contingent consideration will be brought as a change in goodwill.

     In February 2004, CAE and Iberia Lineas Aereas de Espana, SA (“Iberia”) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from the Spanish authorities to commence operations, under an agreement entered in October 2003.

     On May 27, 2004, in connection with the financing of the combined operation, CAE Servicios Globales de Instruccion de Vuelo (Espana), S.L., a wholly-owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (“SIV”), with CAE obtaining ownership of 80% of SIV. The operators financed the acquisition of the simulators from CAE and Iberia through an asset-backed financing transaction. As part of this transaction, should the October 2003 joint venture agreement be terminated, CAE and Iberia will be obliged to repurchase the simulators they contributed, in proportion to the fair market value of the simulators, for a total amount equal to the outstanding balance under the financing transaction. Quarterly repayments are to be made for the term of the financing transaction until May 31, 2011. The applicable interest rate is 4.73%.

     On April 22, 2004, the Company acquired all the issued and outstanding shares of Flight Training Centre Chile S.A. (“FTC Chile”) located in Santiago, Chile, for a total cash consideration of $0.9 million (US$ 0.7 million). This acquisition expands the Company’s pilot-training operations in South America.

     The allocation of Iberia’s assets contributed to SIV and the allocation of the purchase price of FTC Chile and G&A are based on management’s best estimate of the fair value of assets and liabilities. Allocations involve a number of estimates as well as the gathering of information over a number of months. The purchase price allocation is now completed for the SIV and FTC Chile and changes to the goodwill, other asset and liabilities values are presented below.

     For the year ended March 31, 2004, there were no acquisitions.

     These acquisitions and combinations were accounted for under the purchase method and their operating results have been included from their respective acquisition dates.

     The net assets contributed by Iberia to SIV and net assets acquired from FTC Chile and G&A are summarized as follows:

	(Unaudited)	Servicios de
	as at December 31, 2004	Instruccion de	Flight Training	Greenley &
	(amounts in millions of Canadian dollars)	Vuelo, S.L.	Center Chile S.A.	Associates Inc.	Total

	Current assets	$4.6	$0.2	$2.1	$6.9
	Current liabilities	(0.1)	(0.1)	(1.2)	(1.4)
	Property, plant and equipment, net	77.6	2.2	0.3	80.1
	Other assets	–	–	0.5	0.5
	Intangible assets
	Trade names	–	–	0.3	0.3
	Customer relations	–	–	0.5	0.5
	Other intangibles	–	–	0.1	0.1
	Goodwill	2.4	–	2.0	4.4
	Future income taxes	–	0.4	–	0.4
	Long-term debt	(61.8)	–	(0.2)	(62.0)
	Long-term liabilities	(2.4)	(0.3)	–	(2.7)

	Total cost of the purchase:	20.3	2.4	4.4	27.1
Less:	Balance of purchase price	–	(1.5)	–	(1.5)
	Issuance of 424,628 shares (Note 5)	–	–	(2.0)	(2.0)
	Shares to be issued	–	–	(2.4)	(2.4)
	Minority interest	(14.6)	–	–	(14.6)

	Total cash consideration:	$5.7	$0.9	$–	$6.6

The net assets of Servicios de Instruccion de Vuelo, S.L. and Flight Training Centre Chile S.A. are included in the Civil Simulation and Training segment. The net assets of Greenley & Associaties Inc. are included in the Military Simulation and Training segment.

     There were certain adjustments to the acquired assets and liabilities recorded in the second quarter of fiscal 2005 for SIV.

22	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	CAE THIRD-QUARTER REPORT 2005

     As part of the May 27, 2004 agreement, Iberia was to subsequently transfer a simulator that it was then leasing from a third party, and transfer it to SIV. On July 2, 2004, Iberia transferred the simulator to SIV in exchange for a cash consideration of $5.7 million (€3.5 million). This transaction was accounted for as an increased contribution of property, plant and equipment and in long-term debt with a cash consideration equivalent to the net asset value.

     Within the agreement, SIV has agreed to fund an amount up to a maximum of $2.4 million (€1.5 million) to cover any payments made by Iberia to former employees in order to indemnify Iberia for potential costs to be incurred due to certain employment matters. Based on management’s best estimate of SIV’s potential liability, an amount of $2.4 million (€1.5 million) has been accrued as part of the purchase price and accounted for as goodwill.

NOTE 3: DISCONTINUED OPERATIONS

CLEANING TECHNOLOGIES

On April 30, 2003, CAE completed the sale of certain assets of its German Cleaning Technologies operations for a cash consideration of €25,000, approximating book value. Subsequent to completing the sale, CAE incurred post disposition costs with respect to the transfer of employees, resulting in a charge recorded in its results of Discontinued Operations for the first quarter of fiscal 2004 of $1.9 million, net of taxes – $1.0 million ($2.6 million, net of income taxes – $1.7 million cumulative, for fiscal 2004). At the time of the sale, CAE and the buyer also entered into loan agreements for financing activities and compensation payments regarding pension costs. During the third quarter of fiscal 2005, CAE recorded in its results a charge of $4.4 million (€2.8 million) regarding a provision for doubtful accounts on these loans receivable.

     On July 31, 2003, CAE completed the sale of substantially all the assets of its last remaining Cleaning Technology business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio. The total consideration received, was $2.8 million (US$2.1 million) of which $2.0 million (US$1.5 million) was received in the second quarter of fiscal 2004 and $0.8 million (US$0.6 million) received during the second quarter of fiscal 2005. In addition, the company is entitled to receive further consideration of US$1.0 million based on the future performance of the combined businesses over the 53-month period from closing. No value has been ascribed in these financial statements to this additional consideration.

FORESTRY SYSTEMS

On May 2, 2003, CAE completed the sale of its remaining Forestry Systems business to Carmanah Design and Manufacturing Inc. for a total cash consideration of $20.3 million ($19.8 million received on closing, $0.5 million received during the second quarter of fiscal 2004). The Company is entitled to receive further consideration based on the performance of the business over the 30-month period following the closing. No value has been ascribed to this additional consideration in these financial statements.

MARINE CONTROLS

In the second quarter, the Board of Directors approved a plan to divest its Marine Controls business. On February 3, 2005, CAE completed with L-3 Communications Corporation (“L-3”) the major elements of the sale of its Marine Controls segment for $245.0 million (US$200.0 million) in cash. The balance of the purchase consideration, including the assumption by L-3 of CAE’s guarantee of $53.0 million (£23.0 million) of project-finance-related debt for the UK Astute Class submarine training program, will be completed once final approvals are obtained. The results of Marine Controls have been reported as discontinued operations and previously reported statements have been reclassified. Interest expense relating to debt not directly attributable to the continuing operations and expected to be paid with the proceed of the sale of the Marine Controls business has been allocated to the discontinued operations based on their share of capital employed.

CIVIL SIMULATION AND TRAINING

In the third quarter of Fiscal 2005, CAE as part of is global expansion, decided to open a new business aviation training center in New Jersey (North East training center) and transfer all Dallas training center activities to this new location. The new training center is expected to be operational in fiscal 2006. As a result, Dallas building was reclassified in asset held for sale in December 2004 and previously reported statements have been reclassified.

Summarized financial information for the discontinued operations is as follows:

		three months ended		nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)		2004	2003	2004	2003

Revenue
Cleaning Technologies		$–	$–	$–	$1.7
Forestry Systems		–	–	–	3.1
Marine Controls		34.1	49.6	98.2	116.5

		$34.1	$49.6	$98.2	$121.3

Net loss from Cleaning Technologies
net of tax recovery	(Year-to-date – 2004 – nil; 2003 – $1.0)
	(Quarter – 2004 – nil; 2003 – nil)	$(4.4)	$–	$(4.4)	$(1.9)
Net loss from Civil Simulation and Training
net of tax recovery	(Year-to-date – 2004 – $0.1; 2003 – $0.1)
	(Quarter – 2004 – $0.1; 2003 – $0.1)	(0.2)	(0.2)	(0.2)	(0.2)
Net earnings from Marine Controls
net of tax expense	(Year-to-date – 2004 – $5.0; 2003 – $6.5)
	(Quarter – 2004 – $1.7; 2003 – $3.3)	3.3	7.1	9.9	14.1

Net earnings from discontinued operations		$(1.3)	$6.9	$5.3	$12.0

CAE THIRD-QUARTER REPORT 2005	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	23

	as at December 31, 2004		as at March 31, 2004
(Unaudited)	Marine	Civil Simulation	Marine	Civil Simulation
(amounts in millions of Canadian dollars)	Controls	and training	Controls	and training

Current assets held for sale
Cash and cash equivalents	$4.0	$–	$7.2	$–
Accounts receivable	76.0	–	74.4	–
Inventories	5.5	–	7.1	–
Prepaid expenses	1.2	–	1.1	–

	$86.7	$–	$89.8	$–

Long-term assets held for sale
Property, plant and equipment, net	$54.9	$1.7	$51.3	$7.7
Future income taxes	4.9	–	4.8	–
Intangible assets	26.3	–	26.0	–
Goodwill	44.7	–	43.1	–
Other assets	2.9	–	3.0	–

	$133.7	$1.7	$128.2	$7.7

Current liabilities related to assets held for sale
Accounts payable and accrued liabilities	$30.6	$–	$28.0	$–
Deposits on contracts	23.3	–	21.8	–
Long-term debt due within one year	–	–	4.7	–

	$53.9	$–	$54.5	$–

Long-term liabilities related to assets held for sale
Long-term debt	$52.8	$–	$47.9	$–
Future income taxes	18.5	–	12.3	–

	$71.3	$–	$60.2	$–

NOTE 4: IMPAIRMENT OF GOODWILL, TANGIBLE AND INTANGIBLE ASSETS

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3062, Goodwill and Other Intangible Assets, requires goodwill no longer be amortized but instead be tested for impairment at least one per year. CAE performed its annual test of goodwill for impairment as at December 31, 2004, its annual impairment test date.

     The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. Measurement of the fair value of a reporting unit is based on one or more fair value measures including present value techniques of estimated future cash flows and estimated amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties. If the carrying amount of the reporting unit exceeds the fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in net earnings (loss).

     In testing for impairment of long-lived assets, the company assessed recoverability of the carrying amounts by reference to expected undiscounted cash flows. An impairment charge is recognized when the carrying amount is not fully recoverable and when it exceeds the fair values determined by reference to discounted cash flows and independent appraisals.

     During the third quarter of fiscal 2005, CAE’s management performed a comprehensive review of current performance and the strategic orientation of its reporting units. This strategic review revealed that, several factors have severely and persistently affected mainly the Civil business: including the enduring adverse economic environment of the airline industry creating a new market reality, slower than anticipated training outsourcing opportunities (due to pilot-related restructuring efforts at some major airlines), the escalating cost of manufacturing full flight simulators, the erosion of the 30-to-50-seat regional jet market and the appreciation of the Canadian dollar. These elements have caused the recalibration of some key assumptions in Civil’s strategic planning, which led to the review of the carrying amount of certain assets including; goodwill, intangible assets acquired in previous acquisitions, inventory levels for the regional jet market, non-performing training equipment and certain other assets.

24	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	CAE THIRD-QUARTER REPORT 2005

     Therefore, based on this review, the Company recorded a $443.3 million impairment charge, virtually all related to its Civil business, detailed as follows:

	three months ended		nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2004	2003	2004	2003

Goodwill	$205.2	$–	$205.2	$–
Customer relations	86.7	–	86.7	–
Trade names and other intangible assets	20.4	–	20.4	–
Property, plant and equipment (simulators)	78.4	–	78.4	–
Inventories	33.3	–	33.3	–
Other assets	19.3	–	19.3	–

Total	$443.3	$–	$443.3	$–

NOTE 5: CAPITAL STOCK

	nine months ended		twelve months ended
	December 31, 2004		March 31, 2004
(Unaudited)	Number	Stated	Number	Stated
(amounts in millions of Canadian dollars, except number of shares)	of shares	Value	of shares	Value

Balance at beginning of period	246,649,180	$367.5	219,661,178	$190.5
Shares issued (a) (b)	424,628	2.0	26,600,000	175.0
Stock options exercised	243,800	1.1	282,000	1.4
Stock dividends	112,541	0.6	106,002	0.6

Balance at end of period	247,430,149	$371.2	246,649,180	$367.5

(a)	On November 30, 2004, the Company issued 424,628 common shares at a price of $4.71 per share, for the acquisition of Greenley & Associates Inc.
(b)	On September 30, 2003, the Company issued 26,600,000 common shares at a price of $6.58 per share, for cash proceeds of $175.0 million before share issue costs of $5.1 million (net of income taxes of $2.4 million).

NOTE 6: LONG-TERM DEBT

(Unaudited)	as at December 31	as at March 31
(amounts in millions of Canadian dollars unless otherwise stated)	2004	2004

(i) Senior notes	$150.0	$161.5
Revolving unsecured term credit facilities
(ii) 5 years maturing April 2006, US$350.0 (outstanding December 31, 2004 - $161.4 and US$117.0, March 31, 2004 - $181.4, US$70.0)	302.2	273.1
(iii) 5 years maturing April 2006 €100.0 (outstanding December 31, 2004 - €5.0, March 31, 2004 - €20.0)	8.1	32.2
(iv) Term loan, maturing in April 2009 (outstanding December 31, 2004 - US$20.4, March 31, 2004 - US$28.2)	24.5	37.0
(v) Term loans maturing in May and June 2011 (outstanding December 31, 2004 - €31.4 and €6.2)	61.2	–
(vi) Term loan of £12.7 secured, maturing in October 2015 (outstanding December 31, 2004 - £6.0, March 31, 2004 - £8.9)	13.8	21.4
(vii) Grapevine Industrial Development Corporation Bonds, secured (US$27.0)	32.5	35.4
(viii) Obligations under capital lease commitments	20.5	23.7

	612.8	584.3
Less: Long-term debt due within one year	35.6	8.8

	$577.2	$575.5

Total debt as at December 31, 2004 is $612.8 million compared to $584.3 million as at March 31, 2004. The net increase in total debt of $28.5 million results mainly from the incurrence of an asset-backed financing of $61.8 related to SIV Training Centre (gross of net proceeds and repayments of $0.1 million and negative foreign exchange impact of $0.7 million), offset by repayments of $10.0 million and $6.8 million for the Brazil Training Centre and the MSH project respectively and an increase of $7.9 million for general corporate purposes (including proceeds from debt of $255.4 million and repayments of $247.5 million). Over the same period, the foreign exchange and other items impact reduced the debt by $24.4 million.

CAE THIRD-QUARTER REPORT 2005	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	25

NOTE 7: LETTERS OF CREDIT AND GUARANTEES

As at December 31, 2004, CAE had outstanding letters of credit and performance guarantees in the amount of $101.6 million (March 31, 2004 — $168.6 million) issued in the normal course of business. These guarantees are issued under standby facilities available to the Company through various financial institutions. The reduction in the outstanding amount results mainly from the expiry of an advance payment guarantee upon completion of a contract ($35.0 million), along with other completed contracts.

     Advance payment guarantees are related to progress and milestone payments made by our customers and are reduced or eliminated upon delivery of the product. Contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion. The operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction.

(Unaudited)	as at December 31	as at March 31
(amounts in millions of Canadian dollars)	2004	2004

Advance payment	$59.8	$119.2
Contract performance	9.7	10.6
Operating lease obligation	29.4	31.1
Other	2.7	7.7

Total	$101.6	$168.6

NOTE 8: EMPLOYEE FUTURE BENEFITS

The Company has two registered defined benefit plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings.

     Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. The actuarial present value of accrued pension benefits has been estimated taking into consideration economic and demographic factors over an extended future period. Significant assumptions used in the calculation are as follows:

	as at December 31	as at March 31
(Unaudited)	2004	2004

Return on plan assets	6.5%	6.5%
Discount rate for pension benefit obligations	6.5%	6.5%
Compensation rate increases	2.75 % to 5.25%	2.75 % to 5.25%

Plan assets are represented primarily by Canadian and foreign equities and government and corporate bonds.

The total benefit cost in the registered plans for the periods ended December 31 included the following components:

	three months ended		nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2004	2003	2004	2003

Current service cost	$0.9	$0.9	$2.7	$2.7
Interest cost on projected pension obligations	2.3	2.2	6.9	6.6
Expected return on plan assets	(1.9)	(1.7)	(5.7)	(5.1)
Amortization of net actuarial loss	0.3	0.5	0.9	1.5
Amortization of past service costs	0.1	0.1	0.3	0.3

Net pension expense	$1.7	$2.0	$5.1	$6.0

The actual employer’s contribution relative to the registered pension plans for the current fiscal year is not expected to be significantly different from amounts previously disclosed in the annual consolidated financial statements for the year ended March 31, 2004 ($6.4 million annually).

     In addition, the Company maintains a supplemental arrangement to provide defined benefits for designated executives. This supplemental arrangement is solely the obligation of the Company and there is no requirement to fund. The Company, however, is obligated to pay the benefits when they become due. Once the designated executive retires from the Company, the Company is required to secure the obligation for that executive. As at December 31, 2004, the Company has issued letter of credits totaling $19.2 million to secure the obligations under the Supplementary Plan.

     The net pension expense of the supplemental arrangement for the three-month period ending December 31, 2004 was $0.4 million (2003 — $0.4 million) and is made up of $0.2 million of current service cost (2003 — $0.2 million) and $0.2 million of interest cost on projected obligations (2003 — $0.2 million). For the nine-month period ended December 31, 2004, the net pension expense is $1.3 million (2003 — $1.3 million) and is composed of $0.6 million of current service cost (2003 — $0.6 million) and $0.7 million of interest cost on projected obligations (2003 — $0.7 million). The pension benefits paid and expected to be paid by the Company are not significantly different from benefits previously disclosed in the annual consolidated financial statements for the year ended March 31, 2004 i.e. $0.8 million annually.

26	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	CAE THIRD-QUARTER REPORT 2005

NOTE 9: SUPPLEMENTARY INFORMATION

Cash provided by (used in) non-cash working capital:

	three months ended		nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2004	2003	2004	2003

Accounts receivable	$39.9	$(73.0)	$31.0	$(30.8)
Inventories	8.7	(10.0)	6.8	(45.6)
Prepaid expenses	9.5	14.3	7.8	(2.5)
Income taxes recoverable	7.2	(17.2)	(2.7)	(17.3)
Accounts payable and accrued liabilities	(8.7)	10.9	(37.9)	(64.8)
Deposits on contracts	1.2	6.8	13.8	6.6

Decrease (increase) in non-cash working capital	$57.8	$(68.2)	$18.8	$(154.4)

Interest paid	$10.5	$9.0	$28.4	$30.9

Income taxes (recovered) paid	$(8.7)	$4.9	$(3.0)	$10.7

Foreign exchange (gain) loss	$(3.7)	$0.5	$(6.0)	$(6.7)

NOTE 10: RESTRUCTURING COSTS

On June 4, 2004, the Company announced a restructuring plan in Europe, in order to centralize a number of functions in its three Civil training centers; CAE Center Maastricht BV, CAE Center Amsterdam BV and CAE Center Brussels NV. A restructuring charge of $1.8 million, mainly for severances and other costs, was recorded in first quarter results of fiscal year 2005 and included under the accounts payable and accrued liabilities line. During the second and third quarter of fiscal year 2005, an amount of $0.8 million was paid to the employees, leaving a balance as at December 31, 2004 of $1.0 million which is expected to be paid by the end of the fourth quarter of fiscal 2005, at which time the restructuring plan will be completed.

     On April 5, 2004, the Company announced employee layoffs of which 85% were based in Montreal. A restructuring charge of $8.2 million, consisting mainly of severance and other costs was recorded in the results of the fourth quarter of fiscal year 2004 relating to these layoffs. During the first and second quarter of fiscal 2005, the complete amount of $8.2 million was disbursed.

NOTE 11: OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company’s significant operating segments include:

(i)	Civil Simulation and Training — a world-leading supplier of civil flight simulators and visual systems, and a provider of business and civil aviation training.

(ii)	Military Simulation and Training — a premier supplier of military flight and land-based simulators, visual and training systems.

     Each operating segment is led by a senior executive, offers different products and uses different technology and marketing strategies. The Company evaluates performance based on earnings before interest, income taxes and discontinued operations and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and deferred gains and other long-term liabilities.

CAE THIRD-QUARTER REPORT 2005	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	27

Financial information on the Company’s operating segments is shown in the following table:

OPERATING SEGMENTS

(Unaudited)	as at December 31	as at March 31
(amounts in millions of Canadian dollars)	2004	2004

Capital employed
Civil Simulation and Training	$646.8	$1,034.1
Military Simulation and Training	300.8	303.6
Other	(45.1)	(21.5)

Total capital employed	$902.5	$1,316.2
Cash	63.2	54.7
Restricted cash	0.9	7.0
Income taxes recoverable	95.2	52.0
Accounts payable and accrued liabilities	281.2	322.0
Deposits on contracts	81.2	69.3
Future income taxes - short-term	5.9	1.8
Future income taxes - long-term	102.2	89.0
Deferred gains and other long-term liabilities	164.5	155.6
Assets held for sale	222.1	225.7

Total assets	$1,918.9	$2,293.3

Total assets by segment
Civil Simulation and Training	$931.7	$1,319.6
Military Simulation and Training	499.4	509.6
Assets of discontinued operations	222.1	225.7
Other	265.7	238.4

	$1,918.9	$2,293.3

	three months ended		nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2004	2003	2004	2003

Segmented revenues
Civil Simulation and Training	$128.9	$114.6	$388.7	$335.3
Military Simulation and Training	130.0	142.9	337.8	345.2

	$258.9	$257.5	$726.5	$680.5

Intersegment revenues
Civil Simulation and Training	$0.7	$2.1	$2.1	$2.4
Military Simulation and Training	0.7	0.2	0.9	0.8

	$1.4	$2.3	$3.0	$3.2

External revenues
Civil Simulation and Training	$128.2	$112.5	$386.6	$332.9
Military Simulation and Training	129.3	142.7	336.9	344.4

	$257.5	$255.2	$723.5	$677.3

Amortization of property, plant and equipment
Civil Simulation and Training	$10.1	$9.3	$30.7	$28.5
Military Simulation and Training	2.9	2.8	9.3	8.6
Other	0.8	–	0.9	0.6

	$13.8	$12.1	$40.9	$37.7

Amortization of intangible assets
Civil Simulation and Training	$1.8	$1.7	$5.8	$5.2
Military Simulation and Training	–	0.1	0.1	0.1

	$1.8	$1.8	$5.9	$5.3

Amortization of other assets
Civil Simulation and Training	$2.7	$4.0	$6.8	$6.2
Military Simulation and Training	2.6	–	3.7	1.0
Other	0.4	0.5	1.2	1.3

	$5.7	$4.5	$11.7	$8.5

Capital expenditures
Civil Simulation and Training	$34.5	$5.7	$97.9	$57.9
Military Simulation and Training	2.8	2.1	5.6	3.1

	$37.3	$7.8	$103.5	$61.0

28	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	CAE THIRD-QUARTER REPORT 2005

OPERATING SEGMENTS (CONTINUED)

	three months ended		nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2004	2003	2004	2003

Additions and adjustments to goodwill
Civil Simulation and Training	$4.8	$(0.3)	$1.0	$(11.6)
Military Simulation and Training	(1.5)	(3.4)	(5.2)	(10.2)
Other	–	1.5	–	–
Impairment	(205.2)	–	(205.2)	–

	$(201.9)	$(2.2)	$(209.4)	$(21.8)

Additions and adjustments to intangible assets
Civil Simulation and Training	$0.1	$(5.3)	$3.7	$(11.8)
Military Simulation and Training	0.8	(0.1)	0.7	(0.3)
Impairment	(107.1)	–	(107.1)	–

	$(106.2)	$(5.4)	$(102.7)	$(12.1)

Geographic Information
Revenue from external customers based on their location
Canada	$15.1	$32.7	$61.1	$85.7
United States	104.8	94.2	314.3	223.8
United Kingdom	19.6	21.9	62.4	64.3
Germany	36.6	37.3	83.7	85.4
Other European countries	31.7	36.6	95.9	105.1
Other countries	49.7	32.5	106.1	113.0

	$257.5	$255.2	$723.5	$677.3

NOTE 12: SUBSEQUENT EVENT

On February 3, 2005, CAE completed with L-3 Communications Corporation (“L-3”) the major elements of the divestiture of its Marine Controls business for $245.0 million (US$200.0 million) in cash. The remaining elements of the sale, including L-3’s assumption of $53.0 (£23 million) of project-finance-related-debt for the UK Astute Class submarine training program will be completed once final approvals are obtained. This transaction will result in an estimated gain of $110.0 million net of taxes of $17.4 million.

CAE THIRD-QUARTER REPORT 2005	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	29

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